SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10/A

(Amendment No. 1 to Form 10 Filed on April 30, 2007)

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934

SMITH BARNEY BRISTOL ENERGY FUND L.P.

(Exact name of registrant as specified in its limited partnership agreement)

New York	56-2421596
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
731 Lexington Ave – 25th Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code    212-559-2011

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

Units of Limited Partnership Interest

(Title of Class)

Item 1.    Business

(a)    General development of business.    Smith Barney Bristol Energy Fund L.P. (the ‘‘Partnership’’) is a limited partnership which was organized on April 20, 2005 under the limited partnership laws of the State of New York. The objective of the Partnership is to achieve capital appreciation through speculative trading, either directly or indirectly, in U.S. and international futures, options on futures and forward markets. The Partnership may also engage in swap transactions as well as other derivative transactions with the approval of the General Partner (defined below). To accomplish its objective, the Partnership allocates its assets to SandRidge Capital, LP (the ‘‘Advisor’’ or ‘‘SandRidge’’), which makes the trading decisions on behalf of the Partnership. The biographies of SandRidge’s principal agents, Andrew M. Rowe, Matthew Titus and Blake A. Hill, can be found under ‘‘Item 5. Directors and Executive Officers.’’ As of June 30, 2007, SandRidge trades the Partnership’s assets allocated to it in accordance with its Energy Program (described below). The Partnership is not registered under the Investment Company Act of 1940 as a mutual fund or otherwise. At June 30, 2007 net assets of the Partnership totaled $178,264,395.

Citigroup Managed Futures LLC, formerly known as Smith Barney Futures Management LLC, a Delaware limited liability company, is the Partnership’s general partner and commodity pool operator (the ‘‘General Partner’’). The biographies of the General Partner’s principal agents, Jerry Pascucci, Jennifer Magro, Shelley Ullman, David J. Vogel, Raymond Nolte, Steven Ciampi, Daryl Dewbrey and Ihor G. Rakowsky can be found under ‘‘Item 5. Directors and Executive Officers.’’

During the initial offering period (May 15, 2005 to September 6, 2005), the Partnership sold 11,925 redeemable units of limited partnership interest (‘‘Redeemable Units’’) at $1,000 per Redeemable Unit. In order to form the Partnership, the General Partner and David J. Vogel, as the initial limited partner, each contributed $1,000 to the Partnership for one unit of general partnership interest and limited partnership interest, respectively. As of June 30, 2007, Mr. Vogel owned 70.0338 Redeemable Units. The Partnership commenced its operations on September 6, 2005. No securities which represent an equity interest or any other interest in the Partnership trade on any public market.

Effective December 1, 2005, the Partnership allocated substantially all of its capital to the CMF SandRidge Master Fund L.P. (the ‘‘Master’’), a limited partnership organized under the partnership laws of the State of New York. The Partnership purchased 14,410.6191 Redeemable Units of SandRidge Master with cash equal to $14,477,858 and a contribution of open commodity futures and option positions with a value of $(16,018). The Master was formed in order to permit commodity pools managed now or in the future by SandRidge using its Energy Program, to invest together in one trading vehicle. The General Partner of the Partnership is the general partner of the Master. Individual and pooled accounts currently managed by SandRidge, including the Partnership are permitted to be Limited Partners of the Master. The General Partner and SandRidge believe that trading through this structure should promote efficiency and economy in the trading process. Expenses to investors as a result of the investment in the Master are approximately the same and redemption rights are not affected.

The Partnership privately and continuously offers up to 200,000 Redeemable Units in the Partnership to qualified investors. There is no maximum number of Redeemable Units that may be sold by the Partnership. Redeemable Units may be offered only to persons and entities who are accredited investors as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended, as well as to a limited number of persons who are not accredited investors but who have either (i) a net worth (exclusive of home, furnishings and automobiles) individually or jointly with their spouse of at least three times their investment in the Partnership (the minimum investment for which is $25,000) or (ii) gross income for the past two years and projected gross income for the current year of not less than three times their investment in the Partnership (the minimum investment for which is $25,000) for each year. Sales and redemptions of Redeemable Units and general partner contributions and redemptions for the six months ended June 30, 2007 are reported in the Statement of Income and Expenses and Partners’ Capital under ‘‘Item 13. Financial Statements and Supplementary Data.’’ A total of 162,372.11098 Redeemable Units were sold as of June 30, 2007. On June 30, 2007, the net asset value per Redeemable Unit was $1,223.59.

Citigroup Global Markets Inc. (‘‘CGM’’), formerly known as Salomon Smith Barney Inc., acts as the Partnership’s commodity broker, pursuant to a customer agreement, dated as of August 31, 2005 (the ‘‘Customer Agreement’’), by and between the Partnership and CGM. The Customer Agreement is attached as Exhibit 10.2 hereto. CGM is also the Partnership’s selling agent pursuant to an Amended and Restated Agency Agreement, dated as of April 26, 2007, attached as Exhibit 10.3 hereto.

The General Partner is the surviving company of a merger on August 2, 1993 of three commodity pool operators: Smith Barney Futures Partners, Inc., Lehman Brothers Capital Management Corp. and Hutton Commodity Management Inc. The General Partner changed its form of organization from a corporation to a Delaware limited liability company effective October 1, 1999. The General Partner is registered as a commodity pool operator and commodity trading advisor with the Commodity Futures Trading Commission (the ‘‘CFTC’’) and is a member of the National Futures Association (the ‘‘NFA’’) under the registration and memberships of Smith Barney Futures Partners, Inc., which became registered with the CFTC as a commodity pool operator and a member of the NFA on September 2, 1986. Registration as a commodity pool operator or as a commodity trading advisor requires annual filings setting forth the organization and identity of the management and controlling persons of the commodity pool operator or commodity trading advisor. In addition, the General Partner prepares and distributes monthly account statements and audited annual reports of the Partnership to each limited partner in accordance with CFTC regulations 4.22(a), (b) and (c). Limited partners of the Partnership are permitted to review the Partnership’s and the General Partner’s CFTC filings at the General Partner’s offices. In addition, the CFTC has authority under the Commodity Exchange Act (the ‘‘CEA’’) to require and review books and records of, and review documents prepared by, a commodity pool operator or a commodity trading advisor. The CFTC has adopted regulations which impose certain disclosure, reporting and recordkeeping requirements on commodity pool operators and commodity trading advisors. The CFTC is authorized to suspend a person’s registration as a commodity pool operator or commodity trading advisor if the CFTC finds that such person’s trading practices tend to disrupt orderly market conditions, that any controlling person thereof is subject to an order of the CFTC denying such person trading privileges on any exchange, and in certain other circumstances. The NFA is a self regulatory organization that regulates firms and individuals that conduct futures trading business with public customers.

The General Partner is wholly owned by Citigroup Global Markets Holdings Inc. (‘‘CGMHI’’), formerly known as Salomon Smith Barney Holdings Inc., which is also the sole owner of CGM. CGMHI is itself a wholly owned subsidiary of Citigroup Inc. (‘‘Citigroup’’), a publicly held company whose shares are listed on the New York Stock Exchange and which is engaged in various financial services and other businesses.

Under the limited partnership agreement of the Partnership, dated as of April 25, 2005, (the ‘‘Limited Partnership Agreement’’), the General Partner has sole responsibility for the administration of the business and affairs of the Partnership, but may delegate trading discretion to one or more trading advisors. The Partnership pays the General Partner a monthly administrative fee in return for its services to the Partnership equal to 1/12 of ½% (½% per year) of month-end adjusted net assets (defined below) of the Partnership.

The General Partner currently has an advisory agreement dated as of April 3, 2006, (the ‘‘Advisory Agreement’’), attached as Exhibit 10.1 hereto, in effect with the Advisor, pursuant to which the Advisor manages the Partnership’s assets. The Partnership pays the Advisor a monthly management fee equal to 1/6 of 1% (2% per year) of the adjusted month-end net assets of the Partnership. The Advisor also receives a profit share allocation, in the form of units, equal to 20% of new trading profits earned in each calendar quarter. Pursuant to the express terms of the Advisory Agreement, the Advisor is considered to be an independent contractor of the Partnership. The Advisory Agreement expires each June 30th and may be renewed by the General Partner, in its sole discretion, for additional one-year periods upon notice to the Advisor not less than 30 days prior to the expiration of the previous period. The General Partner intends to renew the Advisory Agreement as of June 30, 2008 and SandRidge will continue to be the Partnership’s sole trading advisor.

The Advisory Agreement can be terminated by the General Partner on 30 days’ written notice if (i) the net asset value per Redeemable Unit declines as of the close of business on any trading day to $400 or less; (ii) the net assets allocated to the Advisor (adjusted for redemptions, distributions, withdrawals and reallocations) decline by 50% or more as of the end of a trading day from such net assets, previous highest value; (iii) limited partners owning at least 50% of the outstanding Redeemable Units vote to require the Partnership to terminate the Advisory Agreement; (iv) the Advisor fails to comply with the terms of the Advisory Agreement; (v) the General Partner, in good faith, reasonably determines that the performance of the Advisor has been such that the General Partner’s fiduciary duties to the Partnership require the General Partner to terminate the Advisory Agreement; or (vi) the General Partner reasonably believes that the application of speculative position limits will substantially affect the performance of the Partnership. The General Partner may elect immediately to terminate the Advisory Agreement if (i) the Advisor merges, consolidates with another entity, or sells a substantial portion of its assets or becomes bankrupt or insolvent, (ii) Mr. Rowe dies, becomes incapacitated, leaves the employ of the Advisor, ceases to control the Advisor or is otherwise not managing the trading programs of the Advisor, or (iii) the Advisor’s registration as a commodity trading advisor with the CFTC or its membership in the NFA or any other regulatory authority, is terminated or suspended. The Advisory Agreement will immediately terminate upon dissolution of the Partnership or upon cessation of trading prior to dissolution.

The Advisor may terminate the Advisory Agreement by giving not less than 30 days’ notice to the General Partner. The Advisor may immediately terminate the Advisory Agreement if the General Partner’s registration as a commodity pool operator or its membership in the NFA is terminated or suspended. The Advisor has managed the Partnership’s assets since the Partnership commenced operations. The General Partner selected the Advisor on the basis of the trading strategies employed by the Advisor and the Advisor’s experience in commodity trading. The General Partner may, in its discretion, select and appoint additional or replacement trading advisors for the Partnership. The General Partner does not currently intend to allocate the Partnership’s assets to other trading advisors. If the General Partner were to select other trading advisors it would consider factors such as an advisor’s past performance, trading style, volatility, markets traded and fee requirements.

The Partnership will pay CGM a monthly flat rate brokerage fee at an annual rate of 3.75% of adjusted net assets. CGM pays monthly interest on 80% of the Partnership’s average daily equity allocated to it by the Master maintained in cash in U.S. dollars during each month (i.e., the sum of the daily cash balances in such accounts divided by the number of calendar days in that month) at a 30-day Treasury bill rate determined weekly by CGM based on the average non-competitive yield on 3-month U.S. Treasury bills maturing in 30 days (or on the maturity date closest thereto) from the date on which such weekly rate is determined, and/or CGM places up to all of the Partnership’s assets in 90-day Treasury bills and pays the Partnership 80% of the interest earned on the Treasury bills purchased.

Competition

The Partnership operates in a competitive environment in which it faces several forms of competition, including, without limitation:

•	The Partnership competes with other pools for investors.

•	The Advisor may compete with other traders in the markets in establishing or liquidating positions on behalf of the Partnership.

•	The Partnership competes with other individual and pooled accounts traded by the Advisor in entering into and liquidating contracts for the Partnership. When similar orders are entered at the same time, the prices at which the Partnership’s trades are filled may be less favorable than the prices allocated to the other accounts. Some orders may be difficult or impossible to execute in markets with limited liquidity where prices may rise or fall sharply in response to orders entered. Furthermore, if the price of a futures contract has moved to and is locked at its permitted one-day price move limit, the Advisor may be unable to liquidate winning or losing positions without incurring additional losses. The Advisor is required to use an allocation methodology that is fair to all of its customers. The Advisor attempts to minimize the impact of different prices received on orders.

Conflicts of Interest

Other than as described below, to the best of the General Partner’s knowledge, neither the Advisor, the General Partner, CGM nor any of their principals have any actual or potential conflicts of interest in their relationship with the Partnership. The Partnership’s Private Placement Offering Memorandum and Disclosure Document, dated as of December 18, 2006, as supplemented (the ‘‘Memorandum’’) and Limited Partnership Agreement disclose these conflicts and limited partners acknowledge and consent to them at the time their investments are made.

(1)    Relationship among the Partnership, the General Partner and CGM

The General Partner is an affiliate of CGM, the commodity broker and selling agent for the Partnership. The General Partner shares in the brokerage fees paid by the Partnership to CGM in that amounts of these fees are credited to the CGM branch supporting the general partner and the funds it operates. In addition, the compensation of some of the officers and directors of the General Partner is based in part on the profitability of the managed futures business of Citigroup, including CGM. As a result of this affiliation, the following conflicts arise:

•	The affiliation between the General Partner and CGM creates a potential conflict in that fees paid to CGM have not been set by ‘‘arm’s-length’’ negotiation and the General Partner has no incentive to replace CGM as commodity broker of the Partnership.

•	The General Partner may have an interest in selecting trading advisors that will generate a small number of trades, thus incurring only small incidental charges (such as NFA fees), so that net assets remain relatively higher.

•	The General Partner, in its discretion, will determine whether any distributions are made. To the extent that profits are retained by the Partnership rather than distributed, net assets and therefore the amount of fees paid to the General Partner and CGM will increase. In addition, the amount of funds in segregated accounts at banks that extend overdraft privileges to CGM will be greater to the extent that profits are retained.

•	A limited partner’s financial advisor has a financial incentive to recommend that the limited partner purchase and not redeem Redeemable Units even when it is not in the limited partner’s best interest to remain invested in the Partnership because the Advisor will receive ongoing compensation for providing service to the limited partner’s account. A limited partner’s financial advisor may have a financial incentive to recommend that a limited partner purchase units in the Partnership instead of interests in other commodity pool products offered by CGM and managed by the General Partner or by unaffiliated entities because the Partnership may provide greater compensation to the financial advisor than those other products.

Notwithstanding the potential conflicts of interest resulting from these multiple relationships, the Limited Partnership Agreement specifically permits the General Partner to enter into contracts on behalf of the Partnership with or for the benefit of the General Partner and its affiliates, including CGM. Such contracts include the Customer Agreement with respect to brokerage services entered into by the Partnership and CGM.

(2)    Accounts of CGM, the General Partner and their Affiliates

CGM, the General Partner, and their officers, directors and employees may trade in commodity contracts for their own accounts. CGM is a futures commission merchant and effects transactions in commodity contracts for its customers. The General Partner over the last five years has sponsored and established over 30 commodity pools and may sponsor or establish other commodity pools. These pools may pay lower fees, including lower commodity brokerage fees, than the Partnership pays. The General Partner currently does not trade its own account. As of June 30, 2007, the General Partner acted as general partner or trading manager to 28 active, public, private and offshore commodity pools with assets of approximately $3.5 billion and may operate additional commodity pools in the future. The General Partner will not knowingly or deliberately favor any such pools over the Partnership in its dealings on behalf of such pools. Nevertheless, possible conflicts that arise from trading these accounts include:

•	CGM, as the Partnership’s broker, could effect transactions for the Partnership in which the other parties to the transactions are its officers, directors or employees or its customers, including other funds sponsored by the General Partner.

•	These persons might unknowingly compete with the Partnership in entering into contracts.

The records of any such trading will not be available for inspection by limited partners. Neither will the General Partner have access to such records, except for those of accounts that it operates or manages. CFTC regulations require that CGM transmit to the floor each futures or options order received for customers executable at or near the market price before any competing order for any of its own proprietary accounts. The Partnership may at times be a proprietary account of CGM. Transactions in forward, spot and swap contracts are not governed by any similar regulations.

(3)    Other Accounts of the Advisor and its Affiliates

The Advisor and its trading principals manage the accounts of clients other than the Partnership, including other commodity pools, and intend to manage other accounts in the future. In addition, the Advisor, its principal and affiliates may trade for their own accounts. Conflicts that arise from this trading include:

•	The Advisor, its principals or affiliates may sometimes take positions in their proprietary accounts that are opposite or ahead of the Partnership. Trading ahead of the Partnership presents a conflict because the trade first executed may receive a more favorable price than the same trade later executed for the Partnership.

•	The Advisor may have financial incentives to favor other accounts over the Partnership because of differing fee structures. The Advisor may trade other client accounts that pay higher or lower advisory fees and/or brokerage fees than the Partnership. Accounts managed by the Advisor in the future may pay higher fees as well.

•	Other individual and pooled accounts traded by the Advisor will compete with the Partnership in entering into and liquidating contracts for the Partnership. When similar orders are entered at the same time, the prices at which the Partnership’s trades are filled may be less favorable than the prices allocated to the other accounts because, among other reasons, orders for proprietary accounts must be executed after identical orders for client accounts entered at the same time, and accounts of the Partnership at CGM may be considered proprietary accounts. Some orders may be difficult or impossible to execute in markets with limited liquidity where prices may rise or fall sharply in response to orders entered. Furthermore, if the price of a futures contract has moved to and is locked at its permitted one-day price move limit, the Advisor may be unable to liquidate winning or losing positions without incurring additional losses. The Advisor is required to use an allocation methodology that is fair to all of its customers. The Advisor attempts to minimize the impact of different prices received on orders.

•	The Advisor may be required to revise trading orders as a result of the aggregation for speculative position limit purposes of all accounts traded, owned or controlled by the Advisor. The more assets the Advisor has under management, the more likely the Advisor is to be constrained by position limits. In this case, the Advisor will modify its orders in a manner that will not disproportionately affect the Partnership. The Advisor monitors its positions daily in order to avoid exceeding applicable position limits. The Advisor has advised the General Partner that it believes it can continue to increase its assets under management without position limits posing a significant constraint on such growth. In the remote event that it exceeds, or might exceed, applicable position limits, the Advisor would endeavor, given its general fiduciary duty to its clients as well as contractual obligations to them, to treat all its clients equitably. The Advisor has similar contractual obligations to the bulk of its clients. Depending on the circumstances, the Advisor may elect to reduce all client positions pro rata based on assets, to seek additional and comparable futures or other derivative instruments not subject to those limits, or otherwise to modify its trading strategies.

Limited partners do not have access to the trading records of the other accounts managed by the Advisor or its principals through CGM nor the records of trading accounts managed by the Advisor or its principals at other commodity brokers. The General Partner, however, would have access to the trading accounts managed by the Advisor on behalf of other funds for which it acts as general partner. The General Partner will not have access to the accounts traded by the Advisor or its principals at other commodity brokers or on behalf of other general partners or trading managers, if any.

(4)    Other Activities of CGM

CGM maintains a commodity research department that makes trading recommendations on a daily basis. These trading recommendations may include transactions that are similar or opposed to transactions of the Partnership. The trading records of such recommendations will not be made available to limited partners.

Trading Methods

SandRidge will trade the Master’s assets allocated to it in accordance with its Energy Program.

SandRidge will primarily attempt to achieve the Partnership’s objective through the speculative trading of energy-related commodity interests, including, but not limited to, natural gas, crude oil, heating oil and gasoline. With the prior approval of the General Partner, SandRidge may trade in other commodity interests that are now traded, or may be traded in the future, on exchanges and markets located in the United States and abroad.

SandRidge is a discretionary trader that employs primarily fundamental analysis. Fundamental analysis examines factors external to the trading market that affect the supply and demand for a particular group or type of commodity in order to predict future prices.

Effective risk management is an important aspect of SandRidge’s trading program. An account’s size, volatility of the market traded and the nature of other positions taken are all factors used in deciding whether to initiate a position and in determining the amount of equity committed to that position.

While SandRidge relies heavily on fundamental research to develop its overall point of view, it also employs technical analysis in its trading to help determine entry and exit points. Technical analysis includes moving averages, index rolls and Stochastic/relative strength indicators. Technical analysis is based on the theory that the study of the markets themselves provides a means of anticipating price movements.

SandRidge may employ various strategies for phasing an account in and out of the markets. Entry points are based on a number of price breakout and retracement indicators. Position exits are based on multiple strategies including trailing stops, target prices and technical reversals. If SandRidge believes that the markets traded are unstable, SandRidge may temporarily reduce positions or exit the markets entirely and therefore hold no open positions for a period of time.

SandRidge estimates that, generally, 10% to 15% of the Partnership’s assets allocated to SandRidge will be committed to margin at any one time. The actual amount committed as such may be substantially more.

Trading decisions will require the exercise of judgment by SandRidge. The success of trading depends largely, therefore, on the trading ability, knowledge and judgment of SandRidge. SandRidge will exercise its judgment and discretion in interpreting and applying its trading program and will make all decisions regarding the trading of commodity interests, including selecting the markets which will be followed and the commodities and markets which will be actively traded. In addition, SandRidge will determine the time at which orders are to be placed with and executed by a broker, the method by which orders are to be placed, the types of orders that are to be placed and the overall leverage for the account.

The decision by SandRidge not to trade certain markets or not to make certain trades may result at times in missing price moves and hence profits of great magnitude, which other trading advisors who are willing to trade these commodities may be able to capture. SandRidge’s approach is dependent in part on the existence of certain technical or fundamental indicators. There have been periods in the past when there were no such market indicators, and those periods may recur.

Additional Information About the Partnership

The Partnership is a continuously and privately offered single-advisor pool, as those terms are defined in Part 4 of the CFTC regulations.

Fees, Expenses and Profit Share Allocation

Based on $178 million in net assets (the approximate size of the Partnership as of June 30, 2007), an investment of $25,000 (the current minimum investment) must earn profits of $763.97 in order to ‘‘break-even’’ at the end of one year of trading. At $200 million in net assets, that same investment would need to earn profits of $761.53 to ‘‘break-even’’ at the end of one year of trading. The estimated interest income, fees, expenses and profit share allocation that determine these amounts have been calculated in the sequence used by the Partnership and, therefore, reflect the Partnership’s effective cost structure. The percentages of the minimum initial investment amount as presented in the table below, therefore, do not exactly equal the stated percentages for certain fees as discussed in the above text. See the footnotes following the table for a description of these differences.

	Estimated Partnership Size
	$178,000,000		$200,000,000
Minimum Initial Investment	$25,000		$25,000
	Dollar Amount	Percentage	Dollar Amount	Percentage
Advisory Fees
– Advisor’s Advisory fee(1)	$497.15	1.99%	$497.20	1.99%
– Advisor’s Profit Share Allocation(2)	—	—	—	—
Brokerage Fees(3)	974.03	3.90	974.03	3.90
Transaction Fees	125.00	0.50	125.00	0.50
General Partner Administrative Fee(4)	124.29	0.50	124.30	0.50
Operating Expenses	17.50	0.07	15.00	0.06
Total Fees	1,737.97	6.96	1,735.53	6.95
Net Interest Income Credit(5)	(974.00)	(3.90)	(974.00)	(3.90)
Amount of Trading Income Required for the Partnership’s Net Asset Value per Redeemable Unit at the End of One Year to Equal the Minimum Initial Investment	$763.97		$761.53
Percentage of Minimum Initial Investment		3.06%		3.05%

(1)	The Partnership pays the Advisor a monthly advisory fee at an annual rate of 2% of adjusted net assets. The Advisory fee in the table above does not equal 2% of the minimum investment amount because it is based on net assets adjusted by adding back the current month’s advisory fee, profit share allocation accrual and the General Partner’s administrative fee.
(2)	The Advisor is allocated a profit share in Redeemable Units equal to 20% of new trading profits. The profit share is based upon new trading profits after deducting all Partnership expenses.
(3)	The Partnership pays CGM a monthly flat rate brokerage fee equal to 3.75% per year of adjusted net assets. The brokerage fee in the table above does not equal 3.75% of the minimum investment amount because it is based on net assets adjusted by adding back that current month’s brokerage fee, advisory fee, profit share allocation accrual and other Partnership expenses.

(4)	The Partnership pays the General Partner an administrative fee at an annual rate of 0.5% of adjusted net assets. The administrative fee in the table above does not equal 0.5% of the minimum investment amount because it is based on net assets adjusted by adding back the current month’s advisory fee, profit share allocation accrual and the General Partner’s administrative fee.
(5)	Interest income to be paid by CGM is estimated at an annual rate of 4.87% on 80% of the Partnership’s average daily equity maintained in cash in the Master’s account.

The Partnership pays the Advisor a monthly management fee equal to 1/6 of 1% (2% per year) of the adjusted net assets allocated to the Advisor (computed monthly by multiplying the adjusted net assets of the Partnership as of the last business day of each month by 2% and dividing the result thereof by 12). For purposes of calculating the management fee, adjusted net assets are month-end ‘‘net assets’’ increased by the current month’s management fee, profit share allocation accrual, the General Partner’s administrative fee and any redemptions or distributions as of the end of such month.

Net assets are defined in the Limited Partnership Agreement as the total assets of the Partnership including all cash, Treasury bills, accrued interest, and the market value of all open commodity positions maintained by the Partnership, less brokerage charges accrued and less all other liabilities of the Partnership. Net asset value of a Redeemable Unit means net asset value divided by the aggregate number of all units of limited and general partnership interest outstanding.

The Advisor is a special limited partner of the Partnership and receives a quarterly profit share allocation to its capital account in the Partnership equal to 20% of new trading profits earned by the Advisor during each calendar quarter. The profit share is allocated in Redeemable Units. New trading profits are the excess, if any, of net assets managed by the Advisor at the end of the calendar quarter over the higher of 1) net assets allocated to the Advisor at the date trading commenced; or 2) net assets managed by the Advisor at the end of the highest previous calendar quarter. New trading profits are further adjusted to eliminate the effect on net assets resulting from the Partnership’s initial offering and organizational expenses, new capital contributions, redemptions, reallocations or capital distributions, if any, made during the calendar quarter decreased by interest or other income not directly related to trading activity, earned on the Partnership’s assets during the calendar quarter.

If any profit share allocation is made to the Advisor with respect to new trading profits, and the Partnership thereafter incurs a net loss for a subsequent period, the Advisor will retain the profit share previously allocated in respect of new trading profits. However, the Advisor would not be allocated any profit share thereafter until remaining loss carryforward amounts were recovered and the Advisor achieved additional new trading profits. If net assets allocated to the Advisor are reduced due to net redemptions, distributions or reallocations, there will be a proportional reduction in the related loss carryforward amount that must be recouped before the Advisor is eligible to receive another profit share.

The Advisory Agreement will expire on June 30, 2008, at which time the General Partner intends to renew it for an additional year. The Advisor may not agree to renew its agreement on the same terms, and new advisors may not agree to similar terms (provided, however, that in any contract renewal or renegotiation, the Advisor will carry forward all losses attributable to its trading), and new advisor(s) may not agree to similar terms. In the event that a new advisor is selected, new trading profits earned by the new advisor will not be reduced by cumulative net trading losses, if any, generated by the prior advisor. The new advisor will, therefore, be paid incentive compensation without regard to such losses. The advisory fees payable by the Partnership could increase according to the terms of a new advisory agreement or if a new advisor were selected.

The Partnership pays the General Partner an administrative fee equal to 0.5% of adjusted net assets per year, payable monthly. For purposes of calculating the administrative fee, adjusted net assets are month-end ‘‘net assets’’ increased by the current month’s management fee, profit share allocation accrual, the General Partner’s administrative fee and any redemptions or distributions as of the end of such month.

The Partnership pays CGM a monthly brokerage fee equal to 3.75% per year of the adjusted net assets (computed monthly by multiplying the adjusted month-end net assets of the Partnership as of the last business day of each month by 3.75% and dividing the result thereof by 12). For purposes of calculating the brokerage fee, adjusted net assets are month-end ‘‘net assets’’ increased by that current month’s management fee, profit share allocation accrual, the General Partner’s administrative fee and other expenses and any redemptions or distributions as of the end of such month. In addition, the Partnership pays CGM (or reimburses CGM if previously paid) for the actual floor brokerage, exchange, clearing, give-up, user and NFA fees, which are payable on a per transaction basis. Although it is impossible to predict exactly the amount of these per transaction fees payable by the Partnership, based on the past performance of the Advisor, the aggregate of such fees is estimated at approximately 0.50% of net assets per year.

The General Partner shares in the brokerage fees paid by the Partnership to CGM in that amounts of these fees are credited to the CGM branch supporting the General Partner and the funds it operates. In addition, the compensation of some of the officers and directors of the General Partner, an affiliate of CGM, is based in part on the profitability of the managed futures business at Citigroup, including CGM. CGM pays a portion of the brokerage fee it receives from the Partnership to its financial advisors who place Redeemable Units in this offering and who are registered with the CFTC as associated persons of CGM. In compensation for their services, the financial advisors are credited monthly with up to 80% of the brokerage fees attributable to Redeemable Units sold by them. CGM may also pay a part of the brokerage fees it receives to other properly registered selling agents who sell Redeemable Units in the Partnership. The services provided by the financial advisors include (i) answering questions regarding daily net asset value and computations thereof, monthly statements, annual reports and tax information provided by the Partnership, (ii) providing assistance to investors including when and whether to purchase or redeem the Redeemable Units and (iii) general servicing of accounts.

The flat rate brokerage fee will be paid for the life of the Partnership, although the rate at which such fee is paid may change if the Partnership’s futures commission merchant changes as well as if the General Partner (and CGM agrees) that a change is warranted by competitive or other market forces.

The Partnership will enter into spot and forward transactions, including foreign currency transactions, and may enter into swap transactions, with CGM or an affiliate as principal at prices quoted by CGM or the affiliate that reflect a price differential or spread between the bid and the ask prices. The differential includes anticipated profits and costs to CGM or the affiliate as dealer, but does not include a mark-up. All trades with CGM or one of its affiliates will be at competitive market prices. Thus, the price quoted to the Partnership will be less than or equal to the price quoted to any other CGM account for the same spot, forward or swap transaction.

The Partnership may also enter into spot and forward transactions with dealers unaffiliated with CGM whose price quotes include a spread. Such unaffiliated dealers also may charge a mark-up and/or commissions. The spread plus any mark up or commissions will be paid by the Partnership, in addition to the monthly brokerage fee paid to CGM.

The Partnership pays its ongoing legal, accounting, filing and reporting fees, and will pay expenses associated with engaging additional selling agents, if any. In addition, the Partnership pays the costs of the continuous offering of Redeemable Units, printing expenses and other administrative costs which are estimated at $120,000 per year, depending on the number of Redeemable Units sold. The Partnership also pays any extraordinary expenses incurred.

Substantially all of the Partnership’s assets are invested in the Master. The Master was formed in order to permit accounts managed now or in the future by SandRidge using its Energy Program to invest together in one trading vehicle. The General Partner of the Partnership is also the General Partner of the Master. Commodity pools and other accounts managed by SandRidge (collectively, ‘‘Feeder Funds’’), will be permitted to be limited partners of the Master. The General Partner and SandRidge believe that trading through this master/feeder structure should promote efficiency and economy in the trading process.

Profits and losses from trading in the Master, net of trading and give up fees, are allocated pro rata to the capital accounts of the Feeder Funds based on the net assets in the capital account compared to the aggregate net assets of all other capital accounts in the Master. Management fees and brokerage commissions will continue to be charged at the Feeder Fund level. Such fees and commissions may differ among the Feeder Funds. Other expenses will be charged pro rata to the accounts of the Feeder Funds in the Master. The costs of organizing the Master were borne by the General Partner.

The Partnership will be permitted to withdraw all or a portion of its interests in the Master as of each month end in order to meet its obligations with respect to the redemption rights of limited partners.

All of the Master’s assets are deposited in commodity brokerage accounts with CGM and are maintained in cash or in U.S. government securities as described below and segregated as customer funds (other than when 10% or more of the Partnership is owned by the General Partner, CGM and/or their principals and employees), except as described below with respect to non-U.S. currencies.

CGM will pay interest to the Partnership on its allocable share of 80% of the average daily equity maintained in cash in the Master’s account during each month (i.e., the sum of the daily U.S. dollar cash balances in such accounts divided by the number of calendar days in that month) at a 30-day Treasury bill rate determined weekly by CGM based on the average non-competitive yield on 3-month U.S. Treasury bills maturing in 30 days (or on the maturity date closest thereto) from the date on which such weekly rate is determined. Funds held by counterparties as collateral in connection with swap transactions will earn interest at a rate agreed upon between the parties to the transaction.

CGM may place up to all of the Master’s assets in 90-day U.S. Treasury bills. The Partnership will receive its allocable share of 80% of the interest earned on the Treasury bills purchased for the Master and CGM will retain 20% of the interest earned.

Customer funds held in connection with non-U.S. contracts, priced and settled in a foreign currency, may be held in secured amount accounts denominated in a foreign currency with depositories located outside of the United States or its territories. Customer funds held in connection with certain U.S. futures contracts, priced and settled in a foreign currency, will be held in segregated accounts located in or outside the U.S. and its territories. Proprietary funds held in connection with contracts that are priced and settled in a foreign currency may be held in depositories located inside or outside the United States.

ERISA Considerations

General

The Redeemable Units in the Partnership which are offered may be purchased by ‘‘employee benefit plans’’ as defined in the Employee Retirement Income Security Act of 1974 (‘‘ERISA’’) and/or ‘‘plans’’ as defined in Section 4975 of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’). ‘‘Employee benefit plans’’ and ‘‘plans’’ are referred to below as ‘‘Plans’’, and fiduciaries with investment discretion are referred to as ‘‘Plan Fiduciaries’’. Plans include, for example, corporate pension and profit sharing plans, 401(k) plans, ‘‘simplified employee pension plans’’, Keogh plans for self-employed persons and IRAs.

Special Investment Considerations

Each Plan Fiduciary must consider the facts and circumstances that are relevant to an investment in the Partnership, including the role that an investment in the Partnership would play in the Plan’s overall investment portfolio. Each Plan Fiduciary, before deciding to invest in the Partnership, must be satisfied that the investment is prudent for the Plan, that the investments of the Plan are diversified so as to minimize the risk of large losses and that an investment in the Partnership complies with the terms of the Plan.

Each limited partner will be furnished with monthly statements and annual reports which include the net asset value per Redeemable Unit. The General Partner believes that these statements will be sufficient to permit Plan Fiduciaries to provide an annual valuation of Plan investments as required by ERISA; however, Plan Fiduciaries have the ultimate responsibility for providing such valuation. Accordingly, Plan Fiduciaries should consult with their attorneys or other advisors regarding their obligations under ERISA with respect to making such valuations.

Plan Fiduciaries should understand the potentially illiquid nature of an investment in the Partnership and that a secondary market does not exist for Redeemable Units. Accordingly, Plan Fiduciaries should review both anticipated and unanticipated liquidity needs for their respective plans, particularly those for a participant’s termination of employment, retirement, death, disability or Plan termination. Plan Fiduciaries should be aware that distributions to participants may be required to commence in the year after the participant attains the age 70½.

The Advisor does not participate in any way in the decision by any particular Plan to invest in the Partnership, including any determination with respect to fees and expenses to be paid by the Partnership.

The Partnership Should Not Be Deemed to Hold ‘‘Plan Assets’’

A regulation issued under ERISA and amended by the Pension Protection Act of 2006 (the ‘‘ERISA Regulation’’) contains rules for determining when an investment by a Plan in an equity interest of a limited partnership will result in the underlying assets of the partnership being assets of the Plan for purposes of ERISA and Section 4975 of the Code (i.e., ‘‘plan assets’’). Those rules provide that assets of a limited partnership will not be plan assets of a Plan that purchases an equity interest in the Partnership if: (a) the equity interest is a ‘‘publicly offered’’ security or a security issued by an investment company registered under the Investment Company Act of 1940, (b) the entity is an ‘‘operating company’’, or (c) equity participation by benefit plans is not ‘‘significant’’.

The Redeemable Units will not be deemed to be ‘‘publicly offered’’ securities for purposes of the ERISA Regulation. In addition, the Partnership is not an ‘‘operating company’’ within the meaning of the ERISA Regulation. The final exception to the ‘‘plan assets’’ rule is for investment in entities in which there is not ‘‘significant’’ investment by ‘‘benefit plan investors’’. Under Section 3(42) of ERISA the term ‘‘benefit plan investors’’ includes employee-benefit plans subject to ERISA as well as plans subject to Section 4975 of the Internal Revenue Code, such as IRAs. It also includes certain investment funds with ‘‘significant’’ investments by such plans. Investment by benefit plan investors is not ‘‘significant,’’ if the aggregate investment by benefit plan investors in each class of securities of the investment entity is less than 25%. Determinations of the percentage of participation by benefit plan investors must be made after each investment, transfer or redemption of units, and investments held by the investment entity’s managers, investment advisors and their affiliates must be disregarded in calculating the percentage.

The Partnership intends to qualify under the ‘‘significant participation’’ exception in Section 3(42) of ERISA by monitoring the percentage investment by benefit plan investors and maintaining it below 25% of the value of the Redeemable Units. In order to accomplish this, the subscription agreement of the Partnership, attached as Exhibit 10.4 hereto, requires that a benefit plan investor may be required to redeem its Redeemable Units upon notice from the General Partner.

In the unlikely event that the Partnership were deemed to hold plan assets, prohibited transactions could arise under ERISA and Section 4975 of the Code. In addition, investment by a fiduciary of an employee-benefit plan could be deemed an improper delegation of investment authority, and the fiduciary could be liable, either directly or under the co-fiduciary rules of ERISA, for the acts of the General Partner. Additional issues relating to ‘‘plan assets’’ and ‘‘prohibited transactions’’ under ERISA and Section 4975 of the Code could arise by virtue of the General Partner’s ownership of Redeemable Units in the Partnership and the possible relationship between an affiliate of the General Partner and any employee-benefit plan that may purchase Redeemable Units. Further, certain transactions between the Partnership and the General Partner and certain affiliates of the General Partner could be prohibited transactions.

It should be noted that even if the Partnership’s assets are not deemed to be plan assets, the Department of Labor has stated in Interpretive Bulletin 75-2 (29 C.F.R. §2509.75-2, as amended by the ERISA Regulation) that it would consider a fiduciary who makes or retains an investment in a fund for the purpose of avoiding application of the fiduciary responsibility provisions of ERISA to be in contravention of the fiduciary provisions of ERISA. The Department of Labor has indicated further that if a plan invests in or retains its investment in a fund and as part of the arrangement it is expected that the fund will enter into a transaction with a party in interest to the plan (within the meaning of ERISA) which involves a direct or indirect transfer to or use by the party in interest of any assets of the plan, the plan’s investment in the fund would be a prohibited transaction under ERISA.

Ineligible Purchasers

In general, Redeemable Units may not be purchased with the assets of a Plan if the General Partner, commodity broker, Advisor or any of their affiliates or employees either: (a) exercise any discretionary authority or discretionary control respecting management of the Plan; (b) exercise any authority or control respecting management or disposition of the assets of the Plan; (c) render investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of the Plan; (d) have any authority or responsibility to render investment advice with respect to any moneys or other property of the Plan; or (e) have any discretionary authority or discretionary responsibility in the administration of the Plan. In order to comply with these prohibitions, a Plan Fiduciary must represent that one of the following is true:

(1)    Neither CGM nor any of its employees or affiliates (a) manages any part of the Plan’s investment portfolio or (b) has an agreement or understanding with the Plan Fiduciary where CGM or any of its employees or affiliates regularly provides the Plan Fiduciary with individualized information, recommendations or advice used as a primary basis for the Plan’s investment decisions.

(2)    A relationship described in (1) above applies to only a portion of the Plan’s assets, and the Plan Fiduciary will invest in the Partnership only from the portion of the Plan’s assets as to which no such relationship exists.

Violations of the rules under ERISA and/or Section 4975 of the Code by fiduciaries can result in various types of liabilities, including civil penalties and excise taxes. Because of the complexity of these rules, Plan fiduciaries are strongly encouraged to consult with their legal advisors prior to causing a Plan to invest in the Partnership.

(b)    Financial information about industry segments.    The Partnership’s business consists of only one segment: speculative trading of U.S. and international futures, options on futures and forward markets. The Partnership does not engage in sales of goods or services. The Partnership’s net income from operations for the six months ended June 30, 2007 and for the period from September 6, 2005 (commencement of trading operations) through December 31, 2005, and the year ended December 31, 2006 is set forth under ‘‘Item 2. Financial Information’’. The Partnership’s capital as of June 30, 2007 was $178,264,395.

(c)    Narrative description of business.

See Paragraphs (a) and (b) above.

(i) through (x) – not applicable.

(xi) through (xii) – not applicable.

(xiii) – The Partnership has no employees. The directors and officers of the General Partner and the Advisor are listed in ‘‘Item 5. Directors and Executive Officers’’.

(d)    Financial information about geographic areas.    The Partnership does not engage in sales of goods or services or own any long lived assets, and therefore this item is not applicable.

(e)    Not applicable.

(f)    Not applicable.

(g)    Not applicable.

Item 1A.    Risk Factors.

Investment in the Partnership is speculative. The Partnership’s performance may be volatile. An investor should not invest in Redeemable Units unless it can afford to lose all of its investment.

Commodity Trading Risks

An investor may lose all of its investment.

Commodity markets are highly volatile and can be without sustained movements of prices in one direction, up or down, for extended periods. Such movements may be referred to as trends. The profitability of the Partnership will depend to a great extent on

•	the periodic occurrence of sustained price movements of at least some of the contracts traded by the Advisor;

•	the ability of the Advisor to analyze the commodity markets; and

•	the ability of the Advisor to enter a market while a trend in one direction exists and exit that market with a profit.

Participation in a market that is either volatile or trendless could produce substantial losses for the Partnership. To the extent that the Advisor employs a strategy that depends on consistent price movements, the Advisor’s failure to identify the direction of a market or to exit a market position at an opportune time could also produce substantial losses. The result of these conditions or failures could be the loss of all of an investor’s investment.

As a result of leverage, small changes in the price of the Partnership’s positions may result in substantial losses.

Good faith or margin deposits normally required in commodity futures trading may range from 1% to 25% of the face value of the contract. Based on the Advisor’s past trading, between 10% and 15% of the Partnership’s assets are generally expected to be committed to margin. As a result of this leverage, a small change in the market price of a contract can produce major losses for the Partnership. For example, $7,400 in margin may be required to hold one natural gas futures contract with a face value of approximately $74,000. Thus, a $7,400 or ten percent (10%) decrease in the value of that contract would cause a total loss of the margin deposit.

Concentration in the energy markets may subject the Partnership to greater volatility.

The Advisor will concentrate the Partnership’s trading in energy related markets. Concentration in a limited number of commodity interests may subject the Partnership’s account to greater volatility than if a more diversified portfolio of contracts were traded on behalf of the Partnership.

Investing in Redeemable Units might not provide diversification of your overall portfolio.

One of the objectives of alternative investments is to add an element of diversification to a traditional stock and bond portfolio. Studies show that diversifying a portfolio with investments that produce independent, positive results tends to improve the overall return of the portfolio while reducing its volatility. Even if an investment in the Partnership reduces a portfolio’s volatility, the overall performance of an investor’s portfolio may be negative or flat.

While the Partnership’s performance may be largely independent of the general stock and bond markets, there is no assurance that it will be consistently independent or non-correlated. An investment in the Partnership could increase rather than reduce overall portfolio losses during periods when the Partnership as well as stocks and bonds decline in value. There is no way of predicting whether the Partnership will lose more or less than stocks and bonds in declining markets.

Moreover, investors’ existing portfolios and individual risk tolerances may differ so that the result of non-independent and/or negative performance on individual portfolios will vary.

Investors must not consider the Partnership to be a hedge against losses in their core stock and bond portfolios. They should consider whether diversification in itself or the diversification provided by the Partnership is worthwhile even if the Partnership is profitable.

The success of the Advisor depends to a great extent upon the occurrence of market conditions favorable to the Advisor’s trading strategy.

In the past, there have been periods when market conditions have not been favorable to the Advisor’s strategy and such periods may recur. The past performance of such trading strategy is not necessarily indicative of its future profitability, and no trading program can consistently determine which commodity to trade or when to enter into the trade. Any factor which may lessen the prospect of favorable conditions in the future (such as a lack of major price trends or increased governmental control of, or participation in, the markets) may reduce the Advisor’s ability to trade profitably in the future.

Illiquid markets could make it impossible for the Advisor to realize profits or limit losses.

When the volume of buy and sell orders in a market is small relative to the size of an order that the Advisor wants to execute for the Partnership, it is more difficult to execute the order at the desired price or to quickly exit a losing position. Despite the availability of trade information and price quotes, the Advisor may not be able to execute trades at or near quoted prices in low volume markets. This applies to both exchange-traded and non-exchange-traded contracts. Although the Advisor will generally purchase and sell actively traded contracts, we cannot assure you that orders will be executed at or near the desired price.

Factors that can contribute to market illiquidity for exchange-traded contracts include:

•	exchange-imposed price fluctuation limits;

•	limits on the number of contracts speculative traders may hold in most commodity markets; and

•	market disruptions.

The General Partner expects that non-exchange traded contracts will be traded for commodity interests for which there is generally a liquid underlying market. Such markets, however, may experience periods of illiquidity and are also subject to market disruptions.

In the event that assets under management of the Advisor increase significantly, it is probable that the Partnership will encounter illiquid situations. It is impossible to quantify the frequency or magnitude of these risks, however, especially because the conditions often occur unexpectedly.

Foreign exchanges are less regulated than U.S. markets and trading is subject to exchange rate, market practice and political risk.

The Partnership may trade in commodity contracts on exchanges located outside the U.S.

Commodity exchanges and commodity futures and options trading in the United States are subject to regulation under the Commodity Exchange Act by the CFTC. The function of the CFTC is to implement the objectives of the Commodity Exchange Act of preventing price manipulation and other disruptions to market integrity, avoiding systemic risk, preventing fraud and promoting innovation, competition and financial integrity of transactions. Although the CFTC permits U.S. persons to trade futures and options on futures on non-U.S. exchanges, non-U.S. exchanges are not regulated by the CFTC. Therefore, the Partnership will not receive any benefit of U.S. government regulation for these trading activities.

Trading on foreign exchanges involves some risks that trading on U.S. exchanges does not, such as:

•	lack of investor protection regulation

The rights of the Partnership in the event of the insolvency or bankruptcy of a non-U.S. market or broker are likely to differ from rights that the Partnership would have in the U.S. and these rights may be more limited than in the case of failures of U.S. markets or brokers.

•	possible governmental intervention

A foreign government might halt trading in a market and/or take possession of the Partnership’s assets maintained in its country in which case the assets may never be recovered. The General

Partner might have little or no notice that such events were happening. In such circumstances, the General Partner may not be able to obtain the Partnership’s assets.

Some foreign exchanges on which the Partnership trades may be in developmental stages so that prior price histories may not be indicative of current price patterns.

The Partnership will be valued in U.S. dollars. Contracts on foreign exchanges are usually traded in the local currency. The Partnership’s assets held in connection with contracts priced and settled in a foreign currency may be held in a foreign depository in accounts denominated in a foreign currency. Changes in the value of the local currency relative to the U.S. dollar could cause losses to the Partnership even if the contract traded is profitable.

Forward and spot contracts are not regulated and are subject to credit risk.

The Partnership may engage in forward contracts on energy products, and may enter into spot commodity transactions (transactions in physical commodities). These contracts, unlike futures contracts and options on futures, are not regulated by the CFTC. Therefore, the Partnership will not receive any benefit of CFTC regulation for these trading activities.

Furthermore, these transactions are not exchange-traded so that, generally, no clearinghouse or exchange stands ready to meet the obligations of the contract. Thus, the Partnership faces the risk that its counterparties may not perform their obligations. This risk may cause some or all of the Partnership’s gains to be unrealized.

Purchasing and writing options could result in trading losses.

The Partnership may trade in exchange-traded commodity options. Specific market movements of the commodities or futures contracts underlying an option cannot accurately be predicted. The purchaser of an option may lose the entire premium paid for the option. The writer, or seller, of an option has unlimited risk. An option writer collects a premium and risks losing the difference between the premium received and the price it would have to pay to obtain the underlying commodity or futures contract if the option buyer exercises its option.

Swaps are subject to credit risk.

Upon approval of the General Partner, the Partnership may engage in swap transactions in natural gas and other energy related products. In this connection, the Partnership will contract with Citibank, one of its affiliates or an unaffiliated counterparty to exchange a stream of payments computed by reference to a notional amount and the price of the commodity that is the subject of the swap. Unlike futures and options on futures contracts and commodities, swap contracts are not traded on an exchange and generally are not cleared by a clearinghouse. As with any forward or spot contract, the Partnership will be subject to the risk of counterparty default on its swaps. Because swaps do not generally involve the delivery of underlying assets or principal, any loss would be limited to the net amount of payments required by contract. Some swap counterparties may require the Partnership to deposit collateral to support the Partnership’s obligation under the swap agreement. If a counterparty to such a swap defaults, the Partnership would lose the net amount of payments that the Partnership is contractually entitled to receive and could lose, in addition, any collateral deposits made with the counterparty.

If a swap counterparty is an unaffiliated entity, it may hold such collateral in U.S. or non-U.S. depositories. If Citibank is a swap counterparty to the Partnership, a Citibank affiliate located outside the United States or its territories will hold the collateral. Such depositories are not subject to U.S. regulation. The Partnership’s assets held in these depositories are subject to the risk that events could occur which would hinder or prevent the availability of these funds for distribution to customers including the Partnership. Such events may include actions by the government of the jurisdiction in which the depository is located including expropriation, taxation, moratoria and political or diplomatic events. At this time, the General Partner does not expect that more than 10% of the Partnership’s assets will be deposited in such offshore depositories.

Concentration of positions.

The Advisor will concentrate its trading in energy-related commodity interests. Consequently, the Partnership account may not maintain a variety of diverse positions. Concentration of trading in certain types of commodity interests may subject the Partnership’s performance to relatively greater volatility than if the Partnership was more diversified.

Advisor Risks

Past performance is no assurance of future results.

The Advisor primarily bases its trading decisions on fundamental analysis of underlying market forces. Fundamental analysis examines factors external to the trading market that affect the supply and demand for a particular group or type of commodity in order to predict future prices. Such analysis may not result in profitable trading because the Advisor may not have knowledge of all factors affecting supply and demand or may incorrectly interpret the information it does have. Furthermore, prices may often be affected by unrelated or unexpected factors, and fundamental analysis may not enable the trader to determine whether its previous decisions were incorrect in sufficient time to avoid substantial losses. In addition, fundamental analysis assumes that commodity markets are inefficient – i.e., that commodity prices do not always reflect all available information – which some market analysts dispute. The Advisor may also consider ‘‘technical’’ factors, such as moving averages, index rolls and stochastic/relative strength indicators.

In addition, the Advisor may alter its strategies from time to time. Therefore, the Advisor’s performance results in the future may materially differ from its prior trading records. Moreover, somewhat different trading strategies may be required for accounts of differing sizes or trading objectives. No assurance can be given that the Advisor’s trading techniques and strategies will be profitable.

In any event, past performance does not assure future results.

Other activities of the Advisor.

The Advisor and its principals currently manage and intend to manage additional customer accounts (including other investment pools) in the future. Trading orders for such accounts similar to those of the Partnership may occur contemporaneously. There is no specific limit under the Advisory Agreement as to the number of accounts that may be managed or advised by the Advisor and its principal. The performance of the Partnership’s investments could be adversely affected by the manner in which particular orders are entered by the Advisor and its principal for all such accounts.

Descriptions of the Advisor’s strategy may not be applicable in the future.

The Advisor may make material changes to the trading strategy it uses in trading the Partnership’s account with the consent of the General Partner, who has the sole authority to authorize any material changes. If this happens, the descriptions in the Memorandum would no longer be useful. The General Partner does not anticipate that this will occur frequently, if at all. Investors in the Partnership will be informed of any changes to the Advisor’s strategy that the General Partner deems to be material; however, investors may not be notified until after a change occurs. Non-material changes may be made by the Advisor without the consent of the General Partner. These changes may nevertheless affect the Partnership’s performance.

Speculative position and trading limits may reduce profitability.

The CFTC and U.S. exchanges have established ‘‘speculative position limits’’ on the maximum net long or net short position which any person may hold or control in particular futures and options on futures. Most exchanges also limit the amount of fluctuation in commodity futures contract prices on a single trading day. The Advisor believes that established speculative position and trading limits will not adversely affect its trading for the Partnership. The trading instructions of the Advisor, however, may have to be modified, and positions held by the Partnership may have to be liquidated in order to avoid exceeding these limits. Such modification or liquidation could adversely affect the operations and profitability of the Partnership by increasing transaction costs to liquidate positions and limiting potential profits on the liquidated positions.

Partnership performance may be hindered by increased competition for positions.

Assets in managed futures have grown from an estimated $300 million in 1980 to over $170 billion in 2006. This means increased trading competition. Since futures are traded in an auction-like market, the more competition there is for the same contracts, the more difficult it is for the Advisor to obtain the best prices for the Partnership. The Advisor is required to use an allocation methodology that is fair to all of its customers.

Investors will not have access to the Partnership’s positions and must rely on the General Partner to monitor the Advisor.

Limited partners do not have access to the Partnership’s trading positions. Consequently, limited partners do not know whether the Advisor is adhering to the Partnership’s trading policies and must rely on the ability of the General Partner to monitor trading and protect their investments.

The reliance on key personnel of the Advisor subjects the Advisor or the Partnership to substantial uncertainty if their services are no longer available.

The services of Mr. Rowe, the Advisor’s President, are essential to the business of the Advisor. If his services are no longer available, the continued ability of the Advisor to operate would be subject to substantial uncertainty. In addition, Mr. Rowe devotes to the affairs of the Partnership and devotes to the trading affairs of any particular account only such time as he in his sole discretion deems necessary.

Partnership Structure and Organization Risks

The Partnership will pay substantial fees and expenses regardless of profitability.

The Partnership must pay substantial brokerage fees, advisory fees, legal, accounting and reporting expenses and filing fees regardless of whether it realizes profits.

The Partnership will therefore be required to make substantial trading profits and interest income in order to avoid depletion or exhaustion of its assets.

The Partnership will allocate a profit share to the Advisor.

The Partnership will allocate a profit share to the Advisor as of the end of each calendar quarter, rather than pay it an incentive fee based on profits, the latter of which is typical of most commodity pools. The profit share allocation will, in part, reduce a limited partner’s share of Partnership capital gains rather than reducing only ordinary income and, therefore, federal taxation of the limited partner with respect to Partnership income may be at a slightly higher rate. Further, the profit share will be based on realized gains and losses resulting both from sales or exchanges during the taxable year and from marking to market the commodity interests held at the end of the year. As a result, profit shares could be allocated on marked-to-market gains which may never in fact be realized.

‘‘Master-Feeder’’ Structure

The ‘‘master-feeder’’ fund structure presents certain unique risks to investors. Smaller Feeder Funds investing in the Master may be materially affected by the actions of larger Feeder Funds investing in the Master. For example, if a larger Feeder Fund withdraws from the Master, the remaining Feeder Funds may experience higher pro rata operating expenses, thereby producing lower returns. The Master’s portfolio may become less diverse due to a withdrawal by a larger Feeder Fund, resulting in increased volatility and risk. The Partnership may withdraw its investment in the Master at any time, if the General Partner determined that it is in the best interests of the Partnership to do so. In such event, the General Partner would consider what action might be taken, including retaining the Advisor to manage the Partnership’s assets directly.

An investor’s ability to redeem or transfer Redeemable Units is limited.

An investor may redeem its Redeemable Units only as of the end of each month and only after it has held such Redeemable Units for three full months. It will not know the value of its redemption prior to the time it submits its request to redeem its Redeemable Units. Under extraordinary circumstances, including market conditions that would prohibit the liquidation of positions, the Partnership may delay redemptions beyond the end of the applicable month. No public market for the Partnership’s Redeemable Units exists. An investor may not transfer its Redeemable Units without the approval of the General Partner. A transferee cannot, however, become a limited partner without the General Partner’s approval.

Investors do not participate in management of the Partnership’s business.

Investors are not permitted to participate in the management or control of the Partnership or the conduct of its business. They have limited voting rights with respect to the Partnership’s affairs. They must rely upon the fiduciary responsibility and judgment of the General Partner to manage the Partnership’s affairs in their best interests.

Expiration or termination of Advisory Agreement could increase fees paid to the Advisor or a new advisor.

The Advisory Agreement will expire on June 30, 2008 at which time it may be renewed for an additional year. The Advisor may not agree to renew its agreement on the same terms, and new advisors may not agree to similar terms (provided, however, that in any contract renewal or renegotiation, the advisor will carry forward all losses attributable to its trading), and new advisor(s) may not agree to similar terms. In the event that a new advisor is selected, new trading profits earned by the new advisor will not be reduced by cumulative net trading losses, if any, generated by the prior advisor. The new advisor will, therefore, be paid incentive compensation without regard to such losses. The advisory fees payable by the Partnership could increase according to the terms of a new advisory agreement or if a new advisor were selected.

The Partnership may terminate before an investor achieves its investment objective.

Unforeseen circumstances, including substantial losses or withdrawal of the General Partner, could cause the Partnership to terminate prior to its stated termination date of December 31, 2025. Early termination of the Partnership could disrupt an investor’s overall investment portfolio plan resulting in the loss of all of its investment.

The offering of Redeemable Units has not been subject to independent review or review on investors’ behalves.

One law firm represents the Partnership, the General Partner and the commodity broker. The Advisor is represented by separate counsel. Investors do not have legal counsel representing them as limited partners in connection with the Partnership. Accordingly, investors should consult their legal, tax, and financial advisors regarding the desirability of investing in the Partnership.

Tax and Other Regulatory Risks

An investor’s tax liability may exceed cash distributions.

The General Partner does not currently intend to distribute cash to limited partners. Cash will be distributed to them at the sole discretion of the General Partner. Limited partners will be taxed each year on their allocable share of the Partnership’s income and gains, however, whether or not any cash has been distributed to them by the Partnership. The only way for limited partners to obtain cash earned on their investments is to redeem Redeemable Units. After a three month holding period, limited partners may redeem their units monthly in order to provide funds for the payment of taxes or for any other purpose.

An investor could owe tax on its share of the Partnership’s ordinary income despite overall losses.

Gain or loss on futures and options on futures as well as on most foreign currency contracts will be taxed as capital gains or losses for U.S. federal income tax purposes. In the case of investors who are individuals, capital losses can only be used to offset capital gains plus $3,000 of ordinary income each year (or $1,500 in the case of a married individual who files a separate federal income tax return). Interest income, periodic income on swaps, if any, and gain on some foreign futures contracts are ordinary income. Therefore, an investor may be required to pay tax on its allocable share of the Partnership’s ordinary income, even though the Partnership incurs overall losses.

Non-U.S. investors may face exchange rate risk and local tax consequences.

Non-U.S. investors should note that Redeemable Units are denominated in U.S. dollars and that changes in rates of exchange between currencies may cause the value of their investment to decrease or to increase. Non-U.S. investors should consult their own tax advisors concerning the U.S. and applicable foreign tax implications of this investment.

Investors do not have the protections provided to a regulated mutual fund.

The Partnership is not a registered securities investment company, or ‘‘mutual fund,’’ subject to the Investment Company Act of 1940. Therefore, investors do not have the protections provided by that statute.

Deregistration of the commodity pool operator and the commodity trading advisor could disrupt operations.

The General Partner is a registered commodity pool operator and commodity trading advisor and the Advisor is a registered commodity trading advisor. If the CFTC were to terminate, suspend, revoke or not renew the registration of the General Partner, the General Partner would withdraw as general partner of the Partnership. The limited partners would then determine whether to select a replacement general partner or to dissolve the Partnership. If the CFTC were to terminate, suspend, revoke or not renew the registration of the Advisor, the General Partner would terminate the Advisor’s agreement with the Partnership. The General Partner could reallocate the Partnership’s assets managed by the Advisor to new advisor(s) or terminate the Partnership. No action is currently pending or threatened against the General Partner or the Advisor.

Regulatory changes could restrict the Partnership’s operations.

Federal agencies including the Securities and Exchange Commission (the ‘‘SEC’’), the CFTC and the Federal Reserve Bank regulate certain activities of the Partnership, the General Partner and the Advisor. Regulatory changes could adversely affect the Partnership by restricting its markets or activities, limiting its trading and/or increasing the taxes to which investors are subject. The General Partner is not aware of any pending or threatened regulatory developments that might adversely affect the Partnership; however, adverse regulatory initiatives could develop suddenly and without notice.

Potential Failure of the Partnership’s Futures Commission Merchant.

Commodity Exchange Act Section 4d(a)(2) requires a futures commission merchant to segregate funds deposited in a customer’s commodity futures account. If CGM fails to properly segregate customer funds, the Partnership may be subject to a risk of loss of its funds on deposit in the event of CGM’s bankruptcy or insolvency. In addition, under certain circumstances, such as the inability of another customer of CGM or its own inability to satisfy substantial deficiencies in such other customer’s account, the Partnership may be subject to a risk of loss of its funds on deposit even if such funds are properly segregated. In the case of any such bankruptcy or customer loss, the Partnership might recover only a pro rata share of all property available for distribution to all of the futures commission merchant’s customers.

Protection Afforded by Commodity Exchange Act Section 4d(a)(2) may be absent.

In the event that 10% or more of the Partnership is owned by CGM, the General Partner and/or their principals and employees, the Partnership’s commodity futures accounts with CGM will be carried as ‘‘proprietary accounts.’’ Such accounts do not receive the protections afforded by Section 4d(a)(2) of the Commodity Exchange Act relating to the segregation of customer funds. This means that in the event of a bankruptcy of CGM as the futures commission merchant carrying the account, the balance in the account would be classified in the liquidation as that of a general creditor. As such, the Partnership’s accounts would not be a first-priority distribution of CGM’s assets. By contrast, segregated accounts are a first priority distribution. In addition, orders for proprietary accounts must be executed after identical orders for segregated client accounts entered at the same time unless such orders are bunched with client account orders as permitted under CFTC rules.

Item 2.    Financial Information.

(a)    Selected Financial Data.    The Partnership commenced trading operations on September 6, 2005. Realized and unrealized gains (losses), interest income, net income (losses) and increase in net asset value per Redeemable Unit for the six months ended June 30, 2007, the year ended December 31, 2006 and for the period from September 6, 2005 (commencement of trading operations) through December 31, 2005, and total assets, total liabilities and total capital as of June 30, 2007, December 31, 2006 and December 31, 2005 were as follows:

	Six months ended June 30, 2007 (unaudited)	Year ended December 31, 2006	Period from September 6, 2005 (commencement of trading operations) through December 31, 2005
Realized and unrealized trading gains (losses), net of brokerage commissions (including clearing fees) of $3,179,833, $3,746,194 and $208,427, respectively	$19,391,860	$(492,637)	$779,169
Interest income	3,189,392	3,873,346	120,495
	$22,581,252	$3,380,709	$899,664
Net income before Profit Share Allocation to Advisor	$20,227,506	$207,112	$753,747
Profit Share Allocation to the Advisor*	$2,014,644	$659,994	$126,933
Net income (loss) available for pro rata distribution to partners	$18,212,862	$(452,882)	$626,814
Increase in net asset value per Redeemable Unit	$124.94	$59.66	$44.28
Total assets	$181,396,087	$156,089,358	$15,345,203
Total liabilities	$3,131,692	$2,605,674	$165,456
Total capital	$178,264,395	$153,483,684	$15,179,747

*	Allocation to the Advisor, if any, is made quarterly based on new trading profits during each calendar quarter.

Past performance is not necessarily indicative of future performance and the Partnership’s level of future performance cannot be predicted.

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1)    Liquidity.

The Partnership does not engage in the sale of goods or services. Its only assets are its investment in the Master and cash. The Master does not engage in the sales of goods or services. Because of the low margin deposits normally required in commodity futures trading, relatively small price movements may result in substantial losses to the Partnership through its investment in the Master. While substantial losses could lead to a decrease in liquidity, no such losses occurred during the six months ended June 30, 2007.

To minimize the risk relating to low margin deposits, the Partnership follows certain trading policies, including:

(i)    The Partnership invests its assets only in commodity interests that the Advisor believes are traded in sufficient volume to permit ease of taking and liquidating positions.

(ii)    The Advisor does not initiate additional positions in any commodity if these positions would result in aggregate positions requiring margin of more than 66 2/3% of the Partnership’s net assets allocated to the Advisor.

(iii)    The Partnership may occasionally accept delivery of a commodity.

(iv)    The Partnership does not employ the trading technique commonly known as ‘‘pyramiding,’’ in which the speculator uses unrealized profits on existing positions as margin for the purchase or sale of additional positions in the same or related commodities.

(v)    The Partnership does not utilize borrowings except short-term borrowings if the Partnership takes delivery of any cash commodities.

(vi)    The Advisor may from time to time employ trading strategies such as spreads or straddles on behalf of the Partnership. The term ‘‘spread’’ or ‘‘straddle’’ describes a commodity futures trading strategy involving the simultaneous holding of futures contracts on the same commodity but involving different delivery dates or markets and in which the trader expects to earn a profit from a widening or narrowing of the difference between the prices of the two contracts.

(vii)    The Partnership will not permit the churning of its commodity trading account.

In the normal course of its business, the Partnership, through its investment in the Master, is party to financial instruments with off-balance sheet risk, including derivative financial instruments and derivative commodity instruments. These financial instruments may include forwards, futures and options, whose values are based upon an underlying asset, index, or reference rate, and generally represent future commitments to exchange currencies or cash flows, to purchase or sell other financial instruments at specific terms at specified future dates, or, in the case of derivative commodity instruments, to have a reasonable possibility to be settled in cash, through physical delivery or with another financial instrument. These instruments may be traded on an exchange or over-the-counter (‘‘OTC’’). Exchange traded instruments are standardized and include futures and certain option contracts. OTC contracts are negotiated between contracting parties and include forwards and certain options. Each of these instruments is subject to various risks similar to those related to the underlying financial instruments including market and credit risk. In general, the risks associated with OTC contracts are greater than those associated with exchange traded instruments because of the greater risk of default by the counterparty to an OTC contract.

Market risk is the potential for changes in the value of the financial instruments traded by the Master due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk with respect to exchange traded instruments is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transactions. The Master’s risk of loss in the event of counterparty default is typically limited to the amounts recognized in the statements of financial condition and not represented by the contract or notional amounts of the instruments. The Partnership, through its investment in the Master, has credit risk and concentration risk because the sole counterparty or broker with respect to the Partnership’s/Master’s assets is CGM.

The General Partner monitors and controls the Partnership’s/Master’s risk exposure on a daily basis through financial, credit and risk management monitoring systems, and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership/Master is subject. These monitoring systems allow the General Partner to statistically analyze actual trading results with risk adjusted performance indicators and correlation statistics. In addition, on-line monitoring systems provide account analysis of futures, forwards and options positions by sector, margin requirements, gain and loss transactions and collateral positions.

Other than the risks inherent in commodity futures and other derivatives trading, the Partnership knows of no trends, demands, commitments, events or uncertainties which will result in or which are reasonably likely to result in the Partnership’s liquidity increasing or decreasing in any material way. The Limited Partnership Agreement provides that the General Partner may, in its discretion, cause the Partnership to cease trading operations and liquidate all open positions under certain circumstances including a decrease in net asset value per Redeemable Unit to $400 or less as of the close of business on any business day.

(2)    Capital Resources.

(i)    The Partnership has made no material commitments for capital expenditures.

(ii)    The Partnership’s capital consists of the capital contributions of the partners as increased or decreased by income (loss) from its investment in the Master, realized and/or unrealized gains or losses on commodity futures and other trading, expenses, interest income, additions and redemptions of Redeemable Units and distributions of profits, if any. Gains or losses on trading cannot be predicted. Market moves in commodities are dependent upon fundamental and technical factors which the Advisor may or may not be able to identify, such as changing supply and demand relationships, weather, government agricultural, commercial and trade programs and policies, national and international political and economic events and changes in interest rates. Partnership expenses consist of, among other things, commissions and advisory fees. The level of these expenses is dependent upon the level of trading and the ability of the Advisor to identify and take advantage of price movements in the commodity markets, in addition to the level of net assets maintained. In addition, the amount of interest income payable by CGM is dependent upon interest rates over which the Partnership has no control.

For the six months ended June 30, 2007, the Partnership’s capital increased 16.1% from $153,483,684 to $178,264,395. This increase was attributable to a net gain from operations of $18,212,862 coupled with additional sales of Redeemable Units totaling $16,734,256, allocations to the Advisor totaling $2,014,644, which were partially offset by redemptions totaling $12,181,051. Future redemptions can impact the amount of funds available for investments in commodity contract positions in subsequent periods.

For the year ended December 31, 2006, the Partnership’s capital increased 911.1% from $15,179,747 to $153,483,684. This increase was attributable to additional sales of Redeemable Units totaling $144,788,325, capital contributions from the General Partner of $640,000 and allocations to the Advisor totaling $659,994, which were partially offset by redemptions totaling $7,331,500 coupled with a loss from operations of $452,882. Future redemptions can impact the amount of funds available for investments in commodity contract positions in subsequent periods.

Critical Accounting Policies.    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The value of the Partnership’s investment in the Master reflects the Partnership’s proportional interest in the Partners’ Capital of the Master. All of the income and expenses and unrealized and realized gains/losses from commodity transactions of the Master are allocated pro rata among the investors at the time of such determination.

All commodity interests (including derivative financial instruments and derivative commodity instruments) held by the Master are used for trading purposes. The commodity interests are recorded on trade date and open contracts are recorded in the statements of financial condition at fair value on the last business day of the year, which represents market value for those commodity interests for which market quotations are readily available. Fair values for all other financial instruments for which market quotations are not readily available are based on other measures of fair value deemed appropriate by the General Partner. Investments in commodity interests denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing on the last business day of the year. Realized gains (losses) and changes in unrealized gains (losses) on open positions are recognized in the period in which the contract is closed or the changes occur and are included in net gains (losses) on trading of commodity interests.

Income taxes have not been provided as each partner is individually liable for the taxes, if any, on their share of the Partnership’s income and expenses.

Certain prior period amounts have been reclassified to conform to current year presentation.

(3)    Results of Operations.    During the six months ended June 30, 2007, the Partnership’s net asset value per Redeemable Unit increased 11.4% from $1,098.65 to $1,223.59. The Partnership experienced a net trading gain (comprised of realized gains on closed positions allocated from Master and change in unrealized gains on open positions allocated from Master) before brokerage fees and related fees during the same period of $22,571,693.

During the year ended December 31, 2006, the Partnership’s net asset value per Redeemable Unit increased 5.7% from $1,038.99 to $1,098.65. The Partnership experienced a net trading gain before brokerage fees and related fees during the same period of $3,253,557.

General.    The Partnership’s performance for 2006 was characterized by three distinctive periods in the energy markets. Profits were earned in the initial four months as near-term directional movements in natural gas prices were captured as unusually warm weather caused value to deteriorate rapidly. These gains were partially forfeited in the following four months as excess inventory, selling pressure on calendar strips and producer hedging caused prices to remain in a trading range that featured sharp price reversals. The Partnership navigated through a difficult trading environment in the summer months with only small losses. These losses were augmented by an unanticipated liquidation of a meaningful natural gas position by a large market participant in September 2006 and resulted in erratic corrections and a spike in volatility. Partial recovery was made towards the end of the year as the impacts of irrational price movements dissipated.

The Partnership commenced trading operations on September 6, 2005, and as a result, comparative information to prior periods is not available.

Commodity futures markets are highly volatile. The potential for broad and rapid price fluctuations increases the risks involved in commodity trading, but also increases the possibility of profit. The profitability of the Partnership (and the Master) depends on the Advisor’s ability to forecast price changes in energy and energy related commodities. Such price changes are influenced by, among other things, changing supply and demand relationships, weather, governmental, agricultural, commercial and trade programs and policies, national and international political and economic events and changes in interest rates. To the extent that the Advisor correctly makes such forecasts, the Partnership (and the Master) expects to increase capital through operations.

Interest income on 80% of the Partnership’s average daily equity allocated to it by the Master was earned at the monthly average 30-day U.S. Treasury bill rate determined weekly by CGM based on the non-competitive yield on three month U.S. Treasury bills maturing 30 days from the date in which such weekly rate is determined. CGM may continue to maintain the Master’s assets in cash and/or place all of the Master’s assets in 3-month U.S. Treasury bills and pay the Partnership 80% of the interest earned on the Treasury bills purchased.

The Partnership earned $3,189,392 and $3,873,346 in interest income for the six months ended June 30, 2007 and for the year ended December 31, 2006, respectively.

Brokerage fees are calculated on the adjusted net asset value on the last day of each month and, therefore, vary according to trading performance and redemptions. Accordingly, they must be analyzed in relation to the fluctuations in the monthly net asset values. Commissions and fees for the six months ended June 30, 2007 and for the year ended December 31, 2006 were $3,179,833 and $3,746,194, respectively.

Management fees are calculated on the portion of the Partnership’s net asset value allocated to the Advisor at the end of the month and, therefore, are affected by trading performance, additions and redemptions. Management fees for six months ended June 30, 2007 and for the year ended December 31, 2006 totaled $1,690,050 and $1,991,127, respectively.

Administrative fees are paid to the General Partner for administering the business and affairs of the Partnership. These fees are calculated as a percentage of the Partnership’s net asset value as of the end of each month and are affected by trading performance, additions and redemptions. Administrative fees for the six months ended June 30, 2007 and for the year ended December 31, 2006 totaled $422,511 and $497,781, respectively.

The Advisor is a special limited partner of the Partnership and will receive a quarterly profit share allocation to its capital account in the Partnership equal to 20% of the new trading profits earned on behalf of the Partnership during each calendar quarter. The profit share is allocated in Redeemable Units. For the six months ended June 30, 2007, there were profit share allocations of $2,014,644. For the year ended December 31, 2006, there were profit share allocations of $659,994.

(4)    Off-balance Sheet Arrangements.    Not applicable.

(5)    Tabular Disclosure of Contractual Obligations.    Not applicable.

(c)    Quantitative and Qualitative Disclosures about Market Risk.

(1)    Past Results Not Necessarily Indicative of Future Performance.    All of the Partnership’s assets are subject to the risk of trading loss through its investment in the Master. The Master is a speculative commodity pool. The market sensitive instruments held by it are acquired for speculative trading purposes, and all or substantially all of the Partnership’s/Master’s assets are subject to the risk of trading loss. Unlike an operating company, the risk of market sensitive instruments is integral, not incidental, to the Partnership’s/Master’s main line of business.

Market movements result in frequent changes in the fair market value of the Partnership’s/Master’s open positions and, consequently, in its earnings and cash flow. The Partnership’s/Master’s market risk is influenced by a wide variety of factors, including the level and volatility of interest rates, exchange rates, equity price levels, the market value of financial instruments and contracts, the diversification among the Partnership’s/Master’s open positions and the liquidity of the markets in which it trades.

The Partnership/Master rapidly acquires and liquidates both long and short positions in a wide range of different markets. Consequently, it is not possible to predict how a particular future market scenario will affect performance, and the Partnership’s/Master’s past performance is not necessarily indicative of its future results.

Value at Risk is a measure of the maximum amount which the Partnership/Master could reasonably be expected to lose in a given market sector. However, the inherent uncertainty of the Partnership’s/Master’s speculative trading and the recurrence in the markets traded by the Partnership/Master of market movements far exceeding expectations could result in actual trading or non-trading losses far beyond the indicated Value at Risk or the Partnership’s/Master’s experience to date (i.e., ‘‘risk of ruin’’). In light of the foregoing as well as the risks and uncertainties intrinsic to all future projections, the inclusion of the quantification in this section should not be considered to constitute any assurance or representation that the Partnership’s/Master’s losses in any market sector will be limited to Value at Risk or by the Partnership’s/Master’s attempts to manage its market risk.

(2)    Standard of Materiality.    Materiality as used in this section, ‘‘Qualitative and Quantitative Disclosures About Market Risk,’’ is based on an assessment of reasonably possible market movements and the potential losses caused by such movements, taking into account the leverage, optionality and multiplier features of the Partnership’s market sensitive instruments.

(3)    Quantifying the Partnership’s Trading Value at Risk.    All quantitative disclosures in this section are forward-looking statements except for statements of historical fact (such as the terms of particular contracts and the number of market risk sensitive instruments held during or at the end of the reporting period).

The Partnership’s/Master’s risk exposure in the various market sectors traded by the Advisor is quantified below in terms of Value at Risk. Due to the Partnership’s/Master’s mark-to-market accounting, any loss in the fair value of the Partnership’s/Master’s open positions is directly reflected in the Partnership’s earnings (realized and unrealized) and cash flow (at least in the case of exchange-traded contracts in which profits and losses on open positions are settled daily through variation margin).

Exchange maintenance margin requirements have been used by the Partnership/Master as the measure of its Value at Risk. Maintenance margin requirements are set by exchanges to equal or exceed the maximum losses reasonably expected to be incurred in the fair value of any given contract in 95%-99% of any one-day intervals. The maintenance margin levels are established by dealers and exchanges using historical price studies as well as an assessment of current market volatility (including the implied volatility of the options on a given futures contract) and economic fundamentals to provide a probabilistic estimate of the maximum expected near-term one-day price fluctuation. Maintenance margin has been used rather than the more generally available initial margin, because initial margin includes a credit risk component which is not relevant to Value at Risk.

In the case of market sensitive instruments which are not exchange traded (almost exclusively currencies in the case of the Partnership/Master), the margin requirements for the equivalent futures positions have been used as Value at Risk. In those rare cases in which a futures-equivalent margin is not available, dealers’ margins have been used.

The fair value of the Partnership’s/Master’s futures and forward positions does not have any optionality component. However, the Advisor may trade commodity options. The Value at Risk associated with options is reflected in the following table as the margin requirement attributable to the instrument underlying each option. Where this instrument is a futures contract, the futures margin, and where this instrument is a physical commodity, the futures-equivalent maintenance margin has been used. This calculation is conservative in that it assumes that the fair value of an option will decline by the same amount as the fair value of the underlying instrument, whereas, in fact, the fair values of the options traded by the Partnership/Master in almost all cases fluctuate to a lesser extent than those of the underlying instruments.

In quantifying the Partnership’s/Master’s Value at Risk, 100% positive correlation in the different positions held in each market risk category has been assumed. Consequently, the margin requirements applicable to the open contracts have simply been added to determine each trading category’s aggregate Value at Risk. The diversification effects resulting from the fact that the Partnership’s/Master’s positions are rarely, if ever, 100% positively correlated, have not been reflected.

The Master’s Trading Value at Risk in Different Market Sectors.

The following table indicates the trading Value at Risk associated with the Master’s open positions by market category as of June 30, 2007, including the highest and lowest value at any point and the average value during the three months then ended. All open position trading risk exposures of the Master have been included in calculating the figures set forth below. As of June 30, 2007, the Master’s total capitalization was $284,599,058.

June 30, 2007
(unaudited)

			Three months ended June 30, 2007
Market Sector	Value at Risk	% of Total Capitalization	High Value at Risk	Low Value at Risk	Average Value at Risk*
– Energy	$7,914,605	2.78%	$7,914,605	$2,350,197	$5,405,735
– Energy Swaps	$8,902,727	3.13%	$12,842,388	$7,212,163	$10,731,279
Total	$16,817,332	5.91%
*	Average of month-end Values at Risk

As of December 31, 2006, the Master’s total capitalization was $215,065,486.

December 31, 2006
(unaudited)

			Year to Date
Market Sector	Value at Risk	% of Total Capitalization	High Value at Risk	Low Value at Risk	Average Value at Risk*
– Energy	$4,457,410	2.07%	$11,888,067	$641,485	$4,085,390
– Energy Swaps	$14,261,334	6.63%	$15,536,498	$5,447,770	$7,013,342
Total	$18,718,744	8.70%
* Annual average based on month-end Values at Risk

(4)    Material Limitations on Value at Risk as an Assessment of Market Risk.    The face value of the market sector instruments held by the Master is typically many times the applicable maintenance margin requirement (margin requirements generally range between 2% and 15% of contract face value) as well as many times the capitalization of the Master. The magnitude of the Master’s open positions creates a ‘‘risk of ruin’’ not typically found in most other investment vehicles. Because of the size of its positions, certain market conditions – unusual, but historically recurring from time to time – could cause the Master to incur severe losses over a short period of time. The foregoing Value at Risk table – as well as the past performance of the Master – give no indication of this ‘‘risk of ruin.’’

(5)    Qualitative Disclosures Regarding Primary Trading Risk Exposures.    The following qualitative disclosures regarding the Master’s market risk exposures – except for (i) those disclosures that are statements of historical fact and (ii) the descriptions of how the Master manages its primary market risk exposures – constitute forward-looking statements.

The Master’s primary market risk exposures as well as the strategies used and to be used by the General Partner and the Advisor for managing such exposures are subject to numerous uncertainties, contingencies and risks, any one of which could cause the actual results of the Master’s risk controls to differ materially from the objectives of such strategies. Government interventions, defaults and expropriations, illiquid markets, the emergence of dominant fundamental factors, political upheavals, changes in historical price relationships, an influx of new market participants, increased regulation and many other factors could result in material losses as well as in material changes to the risk exposures and the management strategies of the Master. There can be no assurance that the Master’s current market exposure and/or risk management strategies will not change materially or that any such strategies will be effective in either the short- or long-term. Investors must be prepared to lose all or substantially all of their investment in the Partnership.

The following were the primary trading risk exposures of the Master as of June 30, 2007, by market sector.

Energy.    The Master’s primary energy market exposure is to natural gas and oil price movements, often resulting from political developments in the Middle East. Oil prices can be volatile and substantial profits and losses have been and are expected to continue to be experienced in this market.

(6)    Qualitative Disclosures Regarding Non-Trading Risk Exposure.    The following was the only non-trading risk exposure of the Master as of June 30, 2007.

Operational Risk.    The Master is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Slightly less direct, but of critical importance, are risks pertaining to operational and back office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace.

Such risks include:

Operational/Settlement Risk – the risk of financial and opportunity loss and legal liability attributable to operational problems, such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement or the inability to process large volumes of transactions.

Technological Risk – the risk of loss attributable to technological limitations or hardware failure that constrain the Master’s ability to gather, process, and communicate information efficiently and securely, without interruption, within the Master and among limited partners, and in the markets where the Master participates.

Legal/Documentation Risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) or errors that result in noncompliance with applicable legal and regulatory requirements.

Financial Control Risk – the risk of loss attributable to limitations in financial systems and controls. Strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with authorization, and that financial information utilized by the Advisor and communicated to external parties, including limited partners and regulators, is free of material errors.

(7)    Qualitative Disclosures Regarding Means of Managing Risk Exposure.    The General Partner monitors and controls the Partnership’s/Master’s risk exposure on a daily basis through financial, credit and risk management monitoring systems and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Master is subject.

The General Partner monitors the Master’s performance and the concentration of its open positions, and consults with the Advisor concerning the Master’s overall risk profile. If the General Partner felt it necessary to do so, the General Partner could require the Advisor to close out individual positions as well as enter certain positions traded on behalf of the Master. However, any such intervention would be a highly unusual event. The General Partner primarily relies on the Advisor’s own risk control policies while maintaining a general supervisory overview of the Master’s market risk exposures.

The Advisor applies its own risk management policies to its trading. The Advisor often follows diversification guidelines, margin limits and stop loss points to exit a position. The Advisor’s research of risk management often suggests ongoing modifications to its trading programs.

As part of the General Partner’s risk management, the General Partner periodically meets with the Advisor to discuss its risk management and to look for any material changes to the Advisor’s portfolio balance and trading techniques. The Advisor is required to notify the General Partner of any material changes to its programs.

Item 3.     Properties.

The Partnership does not own or lease any properties. The General Partner operates out of facilities provided by its affiliate, CGM.

Item 4.    Security Ownership of Certain Beneficial Owners and Management.

(a)    Security ownership of certain beneficial owners.    As of June 30, 2007, there were no beneficial owners that owned more than five percent (5%) of the outstanding Redeemable Units issued by the Partnership as follows:

(b)    Security ownership of management.    Under the terms of the Limited Partnership Agreement, the Partnership’s affairs are managed by the General Partner. The General Partner is not required to maintain an ownership interest in the Partnership unless necessary to ensure that the Partnership will continue to be treated as a partnership for federal income tax purposes. However, the General Partner currently holds and intends to maintain at least a 1% ownership interest in the Partnership. As set forth in the table below, as of June 30, 2007, the General Partner owned units of general partnership interest equivalent to 564.9760 Redeemable Units and SandRidge, as special limited partner, owned 2,369.3689 Redeemable Units. As of June 30, 2007, David J. Vogel, a Director of the General Partner, owned 70.0338 Redeemable Units. Other than Mr. Vogel none of the directors and executive officers of the General Partner beneficially owns any Redeemable Units. However, the General Partner, CGM and their principals and employees are free to purchase Redeemable Units for investment purposes. From time to time, 10% or more of the Partnership may be owned by such persons. When this occurs, the Partnership’s assets maintained at CGM will not be segregated as customer funds because the Partnership’s accounts will be deemed to be proprietary accounts of CGM under CFTC rules.

Title of Class	Name of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Units of general partnership interest	Citigroup Managed Futures LLC	564.9760 Unit Equivalents	100.0%
Redeemable Units of Limited Partnership Interest	SandRidge Capital, LP	2,369.3689 Redeemable Units	1.63%
Redeemable Units of Limited Partnership Interest	David J. Vogel	70.0338 Redeemable Units	0.05%

(c)    Changes in control.    None.

Item 5.    Directors and Executive Officers.

The Partnership has no officers or directors and its affairs are managed by its General Partner. The officers and directors of the General Partner are Jerry Pascucci (President, Chief Investment Officer and Director), Jennifer Magro (Chief Financial Officer, Vice President and Director), Shelley Ullman (Senior Vice President and Director), David J. Vogel (Director), Raymond Nolte (Director), Steven Ciampi (Director), Daryl Dewbrey (Director) and Ihor G. Rakowsky (Secretary and Director). Each director holds office until his or her successor is elected, or until his or her earlier death, resignation or removal. Vacancies on the board of directors may be filled by appointment by the sole member of the General Partner, CGMHI, or by unanimous vote of the remaining directors, depending on the circumstances of the vacancy. The officers of the General Partner are designated by the General Partner’s board of directors. Each officer holds office until his or her death, resignation or removal.

The business background of each director and officer of the General Partner is as follows:

Mr. Pascucci, age 37, is a Managing Director of Citigroup Alternative Investments (‘‘CAI’’) and President, Chief Investment Officer and Director of the General Partner (since March 2007 and May 2005, respectively). He is also Chief Investment Officer of CAI’s Hedge Fund Management Group (since March 2007). Mr. Pascucci has been responsible for trading advisor selection, due diligence and portfolio construction for managed futures funds and accounts since 1999. Between 1996 and 1999, Mr. Pascucci served as a Senior Credit Risk Officer for CGM, focused primarily on market and counterparty risks associated with CGM’s commodity pool and hedge fund clients. Prior to joining CGM, Mr. Pascucci was employed (since 1992) by ABN AMRO North America at its European American Bank subsidiary as a corporate banking officer.

Ms. Magro, age 35, is a Managing Director of CAI and Chief Financial Officer, Director and Vice President of the General Partner (since October 2006, May 2005 and August 2001, respectively). She is also Chief Operating Officer of CAI’s Hedge Fund Management Group (since October 2006). Ms. Magro is responsible for the financial, administrative and operational functions of the General Partner and has similar responsibilities for CAI’s Hedge Funds Management Group. In addition, Ms. Magro has been responsible for the accounting and financial and regulatory reporting of Citigroup’s managed futures funds since March 1999. Prior to joining CGM in January 1996, Ms. Magro was employed by Prudential Securities Inc.

Ms. Ullman, age 48, is a Managing Director of CGM’s Futures Division and a Senior Vice President and Director of the General Partner (since May 1997 and April 1994, respectively). Ms. Ullman is registered as an associated person of CGM (since July 1993). She is also the branch manager of the CGM branch that supports the General Partner (since January 2002). Previously, Ms. Ullman was a First Vice President of Shearson Lehman Brothers Inc. and a vice president and assistant secretary of a predecessor of the General Partner, with responsibility for execution, administration, operations and performance analysis for managed futures funds and accounts.

Mr. Vogel, age 62, is a Director of the General Partner (since August 1993) and, from May 1996 to March 2007, served as President of the General Partner. Mr. Vogel was a Managing Director of CGM (from January 1993 to June 2002) and of CAI (from June 2002 to March 2007) and Chief Executive Officer of CAI’s Hedge Fund Management Group (from November 2004 to March 2007), with responsibility for both the managed futures and the fund of hedge funds businesses. From January 1993 to July 1993, Mr. Vogel was an Executive Vice President of Shearson Lehman Brothers Inc. Mr. Vogel was the chairman and CEO of LIT America, Inc. (September 1988 through December 1992) and an Executive Vice President of Thomson McKinnon Securities Inc. (June 1979 through August 1988). Mr. Vogel was previously a Director of the Institute for Financial Markets, and has served as a Director of the Managed Funds Association. Mr. Vogel is also a past chairman of the Futures Industry Association, a past Director of Comex Clearing Corporation and the Comex Exchange and a past Governor of the Chicago Mercantile Exchange.

Mr. Nolte, age 45, is the Chief Executive Officer and the Chairman of the Investment Committee of CAI’s Hedge Fund Management Group. He was appointed a Director of the General Partner in March 2007. Prior to joining CAI in September 2005, Mr. Nolte worked at Deutsche Bank and its affiliate Deutsche Asset Management (from 1999 to September 2005). Prior to that, Mr. Nolte worked for Bankers Trust from 1983 until the firm was acquired by Deutsche Bank in 1999. During his employment at Deutsche Asset Management, Mr. Nolte served as the Global Head and Chief Investment Officer of the DB Absolute Return Strategies (ARS) Fund of Funds business, the Chairman of the DB ARS Fund of Funds Investment Committee, the Vice Chairman of DB ARS and Head of the Single Manager Hedge Fund business. Mr. Nolte was the founder and head of the Investment Committee for the Topiary Fund, Deutsche Bank’s first fund of hedge funds. The DB ARS Fund of Hedge Funds platform grew to $7 billion in assets under management during Mr. Nolte’s tenure. That business was comprised of several multi-manager, multi-strategy funds as well as single strategy funds and separate accounts.

Mr. Ciampi, age 51, is the Head of Product Development and Strategic Initiatives for the Hedge Fund and Managed Futures business for Citigroup Alternative Investments in Europe. Mr. Ciampi is registered as an associated person of CGM (since April 1999). He was appointed a Director of the General Partner in October 2006. Mr. Ciampi joined Citigroup in 1993 as part of the Institutional Futures division in its Chicago office. He relocated to London and was responsible for Citigroup’s futures business in Europe and Australia from 1997 until 2001. From 2001 to 2005, he was the European Head of Equity Finance and Prime Brokerage. Mr. Ciampi began his career with Drexel

Burnham Lambert. He was previously a Vice Chairman of the UK Futures Industry Association, an Executive Committee member of the Futures and Options Association, and a member of the Chicago Board of Trade.

Mr. Dewbrey, age 36, is a Director of CAI and was appointed Director of the General Partner in March 2007. Mr. Dewbrey has worked with the General Partner in varying capacities since April 2001, and, since May 2005, Mr. Dewbrey has been head of managed futures product development. He has been responsible for marketing and client services for CAI’s Hedge Fund Management Group since February 2007. From October 1997 to September 2000, Mr. Dewbrey was head of CGM’s managed futures trading desk. From September 2000 to April 2001, Mr. Dewbrey was selected for the Salomon Smith Barney Sales and Trading Training Program. Mr. Dewbrey began his career in the futures markets on the floor of the Chicago Board of Trade with Rosenthal Collins Group in 1990. Mr. Dewbrey is a member of the Managed Funds Association and the Futures Industry Association.

Mr. Rakowsky, age 54, is a Director and Associate General Counsel in the law department of CAI, which he joined in September 1999 and where he provides legal counsel to various business units specializing in structuring, managing and administering alternative investment products. Mr. Rakowsky became Secretary and a Director of the General Partner in May 2005. Previously, Mr. Rakowsky was an associate attorney with Battle Fowler LLP and in-house counsel with The Chase Manhattan Bank, N.A. and The CIT Group.

There have been no material administrative, civil or criminal actions pending, on appeal or concluded against the General Partner or any of its individual principals within the past five years.

As mentioned above, the General Partner has selected SandRidge Capital, LP as the Partnership’s trading advisor. The principals of the Advisor and his business background is set forth below:

The three trading principals of SandRidge are: Andrew M. Rowe, Matthew Titus and Blake A. Hill. SandRidge Capital Management GP, LLC is the general partner of SandRidge. Mr. Rowe is also the managing member of SandRidge Capital Management GP, LLC.

Andrew M. Rowe, 50, is the Founder and President of SandRidge and is responsible for the design and composition of SandRidge’s trading strategies. Mr. Rowe ultimately directs and oversees all of the advisor’s trading. Mr. Rowe graduated from Boston University in 1980 and moved to Houston shortly thereafter. Mr. Rowe has focused on various facets of energy trading since 1981, including providing risk management services to oil and gas corporations and devising hedging programs for producers and end users throughout the energy complex.

Mr. Rowe was an associated person of Citigroup Global Markets from July 1993 to May 2006. He began managing client accounts in 1996.

Matthew Titus, 30, is a Portfolio Manager. Mr. Titus graduated from the University of Oklahoma in 1999 with a BBA in Finance. He started his career at Koch Industries in January 1999 as an energy analyst across the hydrocarbon complex. Mr. Titus also worked at Enron – North America as a natural gas market analyst between October 2000 and December 2001. He joined Smith Barney in January 2002 and began working as a trading assistant to Mr. Rowe trading proprietary money in Mr. Rowe’s individual managed accounts in the energy markets.

Blake A. Hill, 30, is a Portfolio Manager. Mr. Hill graduated from Texas A&M University in 1998 Magna Cum Laude with a BS in Biochemistry. Mr. Hill started his career in the energy field at Koch Energy Trading as a financial gas analyst in June 1998 and then became a financial gas trader from September 2000 to January 2001. Mr. Hill also worked at Entergy-Koch Trading, LP from February 2001 to October 2004 and at Merrill Lynch Commodities, Inc. from November 2004 to February 2005 as a financial natural gas trader. He received the designation of Chartered Financial Analyst (CFA) in 2002. Mr. Hill joined SandRidge in September 2005.

Item 6.    Executive Compensation.

The Partnership has no directors or officers. Its affairs are managed by the General Partner. CGM, an affiliate of the General Partner, is the commodity broker for the Partnership and receives brokerage fees for such services, as described under ‘‘Item 1. Business’’. For the six months ended June 30, 2007, the year ended December 31, 2006 and the period from September 6, 2005 (commencement of trading operations) to December 31, 2005, CGM earned $3,179,833, $3,746,194 and $208,427, respectively, in brokerage fees and clearing fees. For the six months ended June 30, 2007, the year ended December 31, 2006 and the period from September 6, 2005 (commencement of trading operations) to December 31, 2005, CGM earned $422,511, $497,781 and $22,324, respectively, in administrative fees. The directors and officers of the General Partner are employees of Citibank and do not receive any compensation from the Partnership or the General Partner. The directors and officers of the General Partner may have an indirect interest in the affairs of the Partnership insofar as they are employed by Citibank, an affiliate of CGM, and CGM is the broker and selling agent of the Partnership.

As compensation for its services, the Partnership pays the Advisor management fees and a quarterly profit share allocation described under ‘‘Item 1. Business’’. For the six months ended June 30, 2007, the year ended December 31, 2006 and the period from September 6, 2005 (commencement of trading operations) to December 31, 2005, the Partnership paid $1,690,050, $1,991,127 and $89,291, respectively, in management fees. For the six months ended June 30, 2007, the year ended December 31, 2006 and for the period from September 6, 2005 (commencement of trading operations) to December 31, 2005, profit share allocations of $2,014,644, $659,994 and $126,933, respectively, were made to the Advisor.

Item 7.    Certain Relationships and Related Transactions and Director Independence.

CGM and the General Partner would be considered promoters for purposes of Item 404(c) of Regulation S-K. The nature and amounts of compensation each promoter will receive, if any, from the Partnership are set forth under ‘‘Item 1. Business’’ and ‘‘Item 6. Executive Compensation.’’

Item 8.    Legal Proceedings.

There are no legal proceedings pending, on appeal or concluded to which the Partnership is a party or to which any of its assets is subject. There have been no material legal proceedings pending, on appeal or concluded against the General Partner or any of its directors or executive officers within the past five years.

There have been no material administrative, civil or criminal actions within the past five years to which CGM (formerly known as Salomon Smith Barney) or certain of its affiliates have been a party or to which any of their property has been subject and no such actions are currently pending, except as follows.

REGULATORY MATTERS

Both the Department of Labor and the Internal Revenue Service (‘‘IRS’’) have advised CGM that they were or are reviewing transactions in which Ameritech Pension Trust purchased from CGM and certain affiliates approximately $20.9 million in participations in a portfolio of motels owned by Motels of America, Inc. and Best Inns, Inc. With respect to the IRS review, CGM and certain affiliated entities have consented to extensions of time for the assessment of excise taxes that may be claimed to be due with respect to the transactions for the years 1987, 1988 and 1989.

IPO REGULATORY INQUIRIES

Since April 2002, CGM and several other broker dealers have received subpoenas and/or requests for information from various governmental and self-regulatory agencies and Congressional committees as part of their research on IPO allocation inquiries. With respect to issues raised by the

NASD, the NYSE and the SEC about CGM’s and other firms’ e-mail retention practices, CGM and several other broker/dealers and the NASD, the NYSE and the SEC entered into a settlement agreement in December 2002. CGM agreed to pay a penalty in the amount of $1.65 million and did not admit any wrongdoing. No individuals from CGM have been charged in the IPO allocation proceedings.

IPO CIVIL LITIGATION

In April 2002, consolidated amended complaints were filed against CGM and other investment banks named in numerous alleged class actions filed in the United States District Court for the Southern District of New York, alleging violations of certain federal securities laws (including Section 11 of the Securities Act of 1933, as amended, and Section 10(b) of the Securities Exchange Act of 1934, as amended) with respect to the allocation of shares for certain initial public offerings and related aftermarket transactions and damage to investors caused by allegedly biased research analyst reports. On February 19, 2003, the Court issued an opinion denying defendants’ motion to dismiss.

On October 13, 2004, the court granted in part the motion to certify class actions for six focus cases in the securities litigation. CGM is not a defendant in any of the six focus cases. In December 2006, the United States Court of Appeals for the Second Circuit reversed the District Court and held that the matter could not proceed as a class action. The plaintiffs filed a petition for rehearing in January 2007.

On June 30, 2005, the United States Court of Appeals for the Second Circuit entered an order in In Re: Initial Public Offering Securities Litigation agreeing to review the district court’s order granting plaintiffs’ motion for class certification.

On May 18, 2007, the Second Circuit denied plaintiffs’ petition for rehearing en banc of the Second Circuit’s decision reversing the District Court’s class certification.

Also filed in the Southern District of New York against CGM and other investment banks were several alleged class actions that were consolidated into a single class action alleging violations of certain federal and state antitrust laws in connection with the allocation of shares in initial public offerings when acting as underwriters. On November 3, 2003, the court granted CGM’s motion to dismiss the consolidated amended complaint in the antitrust case. On September 28, 2005, the United States Court of Appeals for the Second Circuit in In Re: Initial Public Offering Antitrust Litigation vacated the district court’s order dismissing these actions and remanded for further proceedings. On June 18, 2007, the United States Supreme Court ruled that the securities laws preclude application of the antitrust laws to the claims asserted by plaintiffs, effectively terminating the litigation.

RESEARCH SETTLEMENT

On April 28, 2003, CGM announced final agreements with the SEC, the NASD, the NYSE and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all of their outstanding investigations into its research and IPO allocation and distribution practices (the ‘‘Research Settlement’’). As part of the Research Settlement, CGM has consented to the entry of (1) an injunction under the federal securities laws to be entered in the United States District Court for the Southern District of New York, barring CGM from violating provisions of the federal securities laws and related NASD and NYSE rules relating to research, certain IPO allocation practices, the safeguarding of material nonpublic information, and the maintenance of required books and records and requiring CGM to adopt and enforce new restrictions on the operation of research; (2) an NASD Acceptance Waiver and Consent requiring CGM to cease and desist from violations of corresponding NASD rules and requiring CGM to adopt and enforce the same new restrictions; (3) an NYSE Stipulation and Consent requiring CGM to cease and desist from violations of corresponding NYSE rules and requiring CGM to adopt and enforce the same new restrictions; and (4) an Assurance of Discontinuance with the New York Attorney General containing substantially the same or similar restrictions. The Research Settlement requires CGM to pay $300 million for retrospective relief, plus $25 million for investor education, and commit to spend $75 million to provide independent third-party research to its clients at no charge. CGM reached these final settlement agreements without admitting or denying any wrongdoing or liability. The Research Settlement does not establish wrongdoing or liability for purposes of any other proceeding. The $300 million was accrued during the fourth quarter of 2002.

To effectuate the Research Settlement, the SEC filed a Complaint and Final Judgment in the United States District Court for the Southern District of New York. On October 31, 2003, final judgment was entered against CGM and nine other investment banks. The NASD has accepted the Letter of Acceptance, Waiver and Consent entered into with CGM in connection with the Research Settlement. In May 2003, the NYSE advised CGM that the Hearing Panel’s Decision, in which it accepted the Research Settlement, had become final. As required by the Research Settlement, CGM also has entered into separate settlement agreements with numerous states and certain U.S. territories.

Beginning in 2003, several individual actions have been filed against Citigroup and CGM relating to, among other things, research on Qwest Communications International, Inc. alleging violations of state and federal securities laws. In October 2006, Citigroup settled the two remaining Qwest-related actions: California State Teachers’ Retirement System v. Qwest Communications International Inc., et al., and State Universities Retirement System of Illinois v. Qwest Communications International Inc., et al.

ENRON REGULATORY SETTLEMENT

On July 28, 2003, Citigroup (CGM’s ultimate parent) entered into a final settlement agreement with the SEC to resolve the SEC’s outstanding investigations into Citigroup transactions with Enron Corp. and Dynegy Inc. Pursuant to the settlement, Citigroup has, among other terms, (1) consented to the entry of an administrative cease and desist order, which bars Citigroup from committing or causing violations of provisions of the federal securities laws, and (2) agreed to pay $120 million ($101.25 million allocable to Enron and $18.75 million allocable to Dynegy). Citigroup entered into this settlement without admitting or denying any wrongdoing or liability, and the settlement does not establish wrongdoing or liability for purposes of any other proceeding. On July 28, 2003, Citibank, N.A. entered into an agreement with the Office of the Comptroller of the Currency (‘‘OCC’’) and Citigroup entered into an agreement with the Federal Reserve Bank of New York (‘‘FED’’) to resolve their inquiries into certain of Citigroup’s transactions with Enron. Pursuant to the agreements, Citibank and Citigroup have agreed to submit plans to the OCC and FED, respectively, regarding the handling of complex structured finance transactions. Also on July 28, 2003, Citigroup entered into a settlement agreement with the Manhattan District Attorney’s Office to resolve its investigation into certain of Citigroup’s transactions with Enron. Pursuant to that settlement, Citigroup has agreed to pay $25.5 million and to abide by its agreements with the SEC, OCC and FED.

ENRON-RELATED CIVIL ACTIONS

CGM, Citigroup and various other Citigroup-related entities have been named as defendants in over 20 civil lawsuits pending in state and federal courts throughout the United States, alleging claims against Citigroup and CGM based on their dealings with Enron. The majority of these cases have been brought by purchasers and sellers of Enron equity and debt securities and Enron-linked securities. Many of the plaintiffs in these actions are large, institutional investors that had substantial Enron and Enron-linked holdings. The lawsuits collectively allege as against Citigroup and/or its affiliates and subsidiaries, among other things, federal securities fraud, state law claims of negligent misrepresentation, fraud, breach of fiduciary duty, aiding and abetting a breach of fiduciary duty and related claims. In most of these lawsuits, Citigroup is named as a co-defendant along with other investment banks alleged to have had dealings with Enron. The majority of cases pending in the federal courts have been, or are in the process of being, consolidated before a single judge in the United States District Court for the Southern District of Texas. In addition, in five adversary proceedings in the Enron Chapter 11 bankruptcy, Enron and, in one case, its co-debtor affiliates and subsidiaries, and the Official Committee of Unsecured Creditors of Enron Corp., et al., have named Citigroup and/or its affiliates or subsidiaries as defendants.

On June 13, 2005, Citigroup announced a settlement of the Enron class action litigation (Newby, et al. v. Enron Corp., et al.) currently pending in the United States District Court for the Southern District of Texas, Houston Division. This settlement resolves all claims against Citigroup brought on behalf of the class of purchasers of publicly traded equity and debt securities issued by Enron and Enron-related entities between September 9, 1997 and December 2, 2001. The settlement, which involves a pre-tax payment of $2.0 billion to the settlement class, is fully covered by Citigroup’s existing litigation reserves. It is subject to approval by the Board of Regents of the University of California (the lead plaintiff), the Citigroup Board and the District Court in Texas. On May 24, 2006, the District Court in Texas gave final approval to Citigroup’s settlement of this securities class action. In light of this settlement, plaintiffs in three individual securities actions, which are part of the Newby class, have agreed to dismiss their lawsuits against Citigroup: California Public Employees’ Retirement System v. Banc of America Securities LLC, et al.; Headwaters Capital LLC v. Lay, et al.; and Variable Annuity Life Ins. Co. v. Credit Suisse First Boston Corp., et al. Plaintiffs in two other cases, not part of the Newby class, have also voluntarily dismissed their claims against Citigroup: Steiner v. Enron Corp., et al. and Town of New Hartford v. Lay, et al.

A Citigroup affiliate, along with other defendants, settled all claims against it in In Re: Newpower Holdings Securities Litigation, a class action brought on behalf of certain investors in NewPower securities. Citigroup reached this settlement agreement without admitting any wrongdoing. On September 13, 2004, the United States District Court for the Southern District of New York preliminarily approved the settlement.

In April 2005, Citigroup, along with other financial institution defendants, reached an agreement-in-principle to settle four state-court actions brought by various investment funds, which were not previously consolidated or coordinated with other actions. The four cases are OCM Opportunities Fund III, L.P., et al. v. Citigroup Inc., et al.; Pacific Investment Management Co. LLC, et al. v. Citigroup Inc., et al.; AUSA Life Insurance v. Citigroup Inc., et al. and Principal Global Investors v. Citigroup Inc., et al. The amounts to be paid in settlement of these actions are covered by existing litigation reserves.

On August 26, 2005, a group of 15 plaintiffs filed an action in the United States District Court for the Southern District of Texas (Avenue Capital Management II, L.P., et al. v. J.P. Morgan-Chase & Co., et al.). The complaint names as defendants Citigroup Inc., Citibank, N.A., CGM, and several J.P. Morgan entities and alleges fraud, breach of fiduciary duty and breach of contract arising out of Enron bank debt incurred under two syndicated revolving credit facilities and a syndicated letter of credit facility.

DYNEGY INC.

On June 6, 2003, the complaint in a pre-existing alleged class action pending in the United States District Court for the Southern District of Texas (In Re: Dynegy Inc. Securities Litigation) brought by purchasers of publicly traded debt and equity securities of Dynegy Inc. was amended to add Citigroup, Citibank and CGM as defendants. The plaintiffs allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, against the Citigroup defendants. The Citigroup defendants filed a motion to dismiss in March 2004, which motion was granted by the District Court in October 2004. The court denied lead plaintiff’s request for leave to appeal.

The court had also previously denied lead plaintiff’s motion for leave to amend. No appeal was yet timely while the remainder of the case remained pending. On April 15, 2005, as part of a global settlement involving all defendants, Citigroup entered into a memorandum of understanding to settle this case. The amount to be paid in settlement is covered by existing litigation reserves.

WORLDCOM-RELATED LITIGATION

Citigroup, CGM and certain executive officers and current and former employees have been named as defendants – along with twenty-two other investment banks, certain current and former

WorldCom officers and directors, and WorldCom’s former auditors – in a consolidated class action brought on behalf of individuals and entities who purchased or acquired publicly traded securities of WorldCom between April 29, 1999 and June 25, 2002 in In Re: Worldcom, Inc. Securities Litigation. The class action complaint asserts claims against CGM under (i) Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended, in connection with certain bond offerings in which it served as underwriter, and (ii) Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated under Section 10(b), alleging that it participated in the preparation and/or issuance of misleading WorldCom registration statements and disseminated misleading research reports concerning WorldCom stock. In 2003, the district court denied CGM’s motion to dismiss the consolidated class action complaint and granted the plaintiffs’ motion for class certification.

Pursuant to an order entered May 28, 2003, the District Court consolidated approximately seventy-eight individual actions with the class action for pretrial proceedings. The claims asserted in these individual actions are substantially similar to the claims alleged in the class action and assert state and federal securities law claims based on CGM’s research reports concerning WorldCom and/or CGM’s role as an underwriter in WorldCom offerings. Plaintiffs in certain of these actions filed motions to remove their cases to state court. The District Court denied these motions and its rulings were upheld on appeal.

Numerous other actions asserting claims against CGM in connection with its research reports about WorldCom and/or its role as an investment banker for WorldCom are pending in other federal and state courts around the country. These actions have been remanded to various state courts, are pending in other federal courts, or have been conditionally transferred to the United States District Court for the Southern District of New York to be consolidated with the class action. In addition to the court suits, actions asserting claims against Citigroup and certain of its affiliates relating to its WorldCom research reports are pending in numerous arbitrations around the country. These actions assert claims that are substantially similar to the claims asserted in the class action.

On May 10, 2004, Citigroup announced that it had agreed to pay $2.58 billion to settle the WorldCom class action suits. The United States District Court for the Southern District of New York granted approval to the proposed settlement on November 10, 2004.

On September 17, 2004, Weinstein, et al. v. Ebbers, et al., an alleged class action against CGM and others brought on behalf of holders of WorldCom securities asserting claims based on, among other things, CGM’s research reports concerning WorldCom, was dismissed with prejudice in its entirety by the United States District Court for the Southern District of New York. The plaintiffs noticed an appeal of the dismissal to the United States Court of Appeals for the Second Circuit on October 15, 2004. The parties have reached an agreement in principle on the terms of a settlement of this action.

Citigroup and CGM, along with a number of other defendants, have settled Retirement Systems of Alabama, et al. v. J.P. Morgan Chase & Co., et al., a WorldCom individual action that had been remanded to the Circuit Court of Montgomery County, Alabama. The settlement became final on September 30, 2004.

On June 28, 2004, the United States District Court for the Southern District of New York dismissed all claims under the Securities Act of 1933, as amended, and certain claims under the Securities Exchange Act of 1934 in In Re: Targets Securities Litigation, an alleged class action against Citigroup and CGM and certain former employees, leaving only claims under the 1934 Act for purchases of Targeted Growth Enhanced Terms Securities With Respect to the Common Stock of MCI WorldCom, Inc. (‘‘TARGETS’’) after July 30, 1999. On October 20, 2004, the parties signed a Memorandum of Understanding setting forth the terms of a settlement of all remaining claims in this action. The settlement was preliminarily approved by the Court on January 11, 2005.

A fairness hearing was held on November 5, 2004 in connection with the proposed class settlement between plaintiffs and the Citigroup-related defendants in In Re: Worldcom, Inc. Securities Litigation.

Citigroup, along with other financial institutions and other defendants, entered into settlements resolving certain claims against Citigroup-related defendants in a number of WorldCom related actions. The settlement amounts are covered by existing litigation reserves.

GLOBAL CROSSING

On or about January 28, 2003, the lead plaintiff in a consolidated alleged class action in the United States District Court for the Southern District of New York (In Re: Global Crossing, Ltd. Securities Litigation) filed a consolidated complaint on behalf of purchasers of the securities of Global Crossing and Asia Global Crossing, which names as defendants, among others, Citigroup, CGM, CGMHI and certain executive officers and current and former employees. The alleged class action complaint asserts claims under the federal securities laws alleging that the defendants issued research reports without a reasonable basis in fact and failed to disclose conflicts of interest with Global Crossing in connection with published investment research. On March 22, 2004, the lead plaintiff amended its consolidated complaint to add claims on behalf of purchasers of the securities of Asia Global Crossing. The added claims assert causes of action under the federal securities laws and common law in connection with CGM’s research reports about Global Crossing and Asia Global Crossing and for CGM’s roles as an investment banker for Global Crossing and as an underwriter in the Global Crossing and Asia Global Crossing offerings. The Citigroup related defendants moved to dismiss all of the claims against them on July 2, 2004. In March 2005, the plaintiffs and the Citigroup-related defendants reached a settlement of all claims against the Citigroup-related defendants, including both research and underwriting claims, and claims concerning losses in both Global Crossing and Asia Global Crossing, for a total of $75 million. The Court granted preliminary approval of the settlement on March 8, 2005.

In addition, on or about January 27, 2004, the Global Crossing Estate Representative filed in the United States Bankruptcy Court for the Southern District of New York (i) an adversary proceeding asserting claims against, among others, Citigroup, CGM and certain executive officers and current and former employees, asserting claims under federal bankruptcy law and common law in connection with CGM’s research reports about Global Crossing and for its role as an underwriter in Global Crossing offerings, and (ii) an adversary proceeding against Citigroup and several other financial institutions seeking to rescind the payment of a $1 billion loan made to a subsidiary of Global Crossing. The Citigroup- related defendants moved to dismiss the former action on June 26, 2004, and the latter on May 28, 2004. The plaintiffs and the Citigroup related defendants have since entered into a definitive settlement agreement in the In Re: Global Crossing, Ltd. Securities Litigation; the settlement was preliminarily approved by the Court on March 8, 2005. The amount to be paid in settlement is covered by existing litigation reserves.

In addition, actions asserting claims against Citigroup and certain of its affiliates relating to its Global Crossing research reports are pending in numerous arbitrations around the country. These arbitration proceedings assert claims that are substantially similar to the claims asserted in the alleged class action.

ADELPHIA COMMUNICATIONS CORPORATION

On July 6, 2003, an adversary proceeding was filed by the Official Committee of Unsecured Creditors on behalf of Adelphia Communications Corporation against certain lenders and investment banks, including CGM, Citibank, N.A., Citicorp USA, Inc., and Citigroup Financial Products, Inc. (together, the Citigroup Parties). The complaint alleges that the Citigroup Parties and numerous other defendants committed acts in violation of the Bank Holding Company Act and the common law. The complaint seeks equitable relief and an unspecified amount of compensatory and punitive damages. In November 2003, a similar adversary proceeding was filed by the Equity Holders Committee of Adelphia. In June 2004, motions to dismiss were filed with respect to the complaints of the Official Committee of Unsecured Creditors and the Equity Holders Committee. The motions are currently pending.

In addition, CGM is among the underwriters named in numerous civil actions brought to date by investors in Adelphia debt securities in connection with Adelphia securities offerings between

September 1997 and October 2001. Three of the complaints also asserted claims against Citigroup and Citibank, N.A. All of the complaints alleged violations of federal securities laws, and certain of the complaints also alleged violations of state securities laws and the common law. The complaint sought unspecified damages. In December 2003, a second amended complaint was filed and consolidated before the same judge of the United States District Court for the Southern District of New York.

Without admitting any liability, CGM and numerous other financial institution defendants have agreed to settle In Re: Adelphia Communications Corporation Securities and Derivative Litigation for a total of $250 million. On June 10, 2006, the United States District Court for the Southern District of New York granted its preliminary approval of the settlement and set November 10, 2006 for a final hearing. CGM’s share of the settlement is covered by existing reserves.

MUTUAL FUNDS

Citigroup and certain of its affiliates have been named in several class action litigations pending in various federal district courts arising out of alleged violations of the federal securities laws, the Investment Company Act and the common law (including breach of fiduciary duty and unjust enrichment). The claims concern practices in connection with the sale of mutual funds, including allegations involving market timing, revenue sharing, incentive payments for the sale of proprietary funds, undisclosed breakpoint discounts for the sale of certain classes of funds, inappropriate share class recommendations and inappropriate fund investments. The litigations involving market timing have been consolidated under the MDL rules in the United States District Court for the District of Maryland, and the litigations involving revenue sharing, incentive payment and other issues have been consolidated in the United States District Court for the Southern District of New York. The plaintiffs in these litigations generally seek unspecified compensatory damages, rescissionary damages, injunctive relief, costs and fees. In the principal market timing cases that name Citigroup, a lead plaintiff has been appointed but that plaintiff has not yet filed an amended complaint. In the cases concerning revenue sharing, incentive payment and other issues, the lead plaintiff filed a consolidated and amended complaint on December 15, 2004.

Several issues in the mutual fund industry have come under the scrutiny of federal and state regulators. Citigroup has received subpoenas and other requests for information from various government regulators regarding market timing, financing, fees, sales practices and other mutual fund issues in connection with various investigations. Citigroup is cooperating with all such reviews. Additionally, CGM has entered into a settlement agreement with the SEC with respect to revenue sharing and sales of classes of funds.

On May 31, 2005, Citigroup announced that Smith Barney Fund Management LLC and CGM completed a settlement with the SEC resolving an investigation by the SEC into matters relating to arrangements between certain Smith Barney mutual funds, an affiliated transfer agent and an unaffiliated sub-transfer agent. Under the terms of the settlement, Citigroup agreed to pay fines totaling $208.1 million. The settlement, in which Citigroup neither admitted nor denied any wrongdoing or liability, includes allegations of willful misconduct by Smith Barney Fund Management LLC and CGM in failing to disclose aspects of the transfer agent arrangements to certain mutual fund investors.

In May 2007, CGM finalized its settlement agreement with the NYSE and the New Jersey Bureau of Securities on the matter related to its market-timing practices prior to September 2003.

RESEARCH ANALYST LITIGATION

Since May 2002, CGM and certain executive officers and current and former employees have been named as defendants in numerous alleged class action complaints, individual actions, and arbitration demands by purchasers of various securities alleging that they violated federal securities law, including Sections 10 and 20 of the Securities Exchange Act of 1934, as amended, and certain state laws for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with companies in connection with published investment research, including Global Crossing, Ltd., AT&T Corp., Level 3 Communications, Inc., Metromedia Fiber Network, Inc., XO Communications, Inc., Williams Communications Group Inc., and Focal Communications, Inc. The alleged class actions relating to research of these companies are pending before a single judge in the United States District Court for the Southern District of New York for coordinated proceedings. The Court has consolidated these actions into separate proceedings corresponding to the companies named above. On December 2, 2004, the Court granted in part and denied in part the Citigroup related defendants’ motions to dismiss the claims against it in the AT&T, Level 3, XO and Williams actions. On January 6, 2005, the Court granted in part and denied in part Citigroup’s motion to dismiss the claims against it in the Metromedia action. On May 12, 2006, the Court preliminarily approved the class action settlements.

On June 20, 2006, the United States District Court for the Southern District of New York certified the plaintiff class in In Re: Salomon Analyst Metromedia Litigation and on August 17, 2006, the court approved Citigroup’s settlement of the AT&T action, In re Salomon Analyst AT&T Litigation. On September 29, 2006, the court approved Citigroup’s settlements of the Level 3, XO and Williams actions, In re Salomon Analyst Level 3 Litigation, In re Salomon Analyst XO Litigation, and in re Salomon Analyst Williams Litigation, respectively.

In addition to the alleged research class actions, several individual actions have been filed against Citigroup and CGM relating to, among other things, research on Qwest Communications International, Inc. These actions allege violations of state and federal securities laws in connection with CGM’s publication of research about Qwest and its underwriting of Qwest securities.

Two alleged class actions against CGM asserting common law claims in connection with published investment research on behalf of CGM customers have been dismissed by United States District Courts, one of which was affirmed by the United States Court of Appeals for the Ninth Circuit, and one of which is pending on appeal to the United States Courts of Appeals for the Third Circuit. Plaintiffs in the Ninth Circuit case have sought review by the United States Supreme Court; their request for an appeal to that Court is pending.

On September 22, 2005, Citigroup reached an agreement-in-principle to settle all claims against the Citigroup-related defendants in Norman v. Salomon Smith Barney, et al., a class action asserting violations of the Investment Advisers Act of 1940 and various common law claims in connection with certain investors who maintained guided portfolio management accounts at Smith Barney. The settlement amount is covered by existing litigation reserves. On May 18, 2006, the court gave final approval to the settlement.

On August 17, 2005, in Disher v. Citigroup Global Markets Inc., the United States Court of Appeals for the Seventh Circuit reversed the district court’s grant of plaintiffs’ motion to remand the case to state court, and directed the district court to dismiss the case as preempted under the Securities Litigation Uniform Standards Act (‘‘SLUSA’’). On June 26, 2006, the United States Supreme Court granted plaintiffs’ petition for a writ of certiorari, vacated the Seventh Circuit’s opinion and then remanded the case to the Seventh Circuit for further proceedings. On January 22, 2007, the Seventh Circuit dismissed Citigroup’s appeal from the District Court’s removal order for lack of appellate jurisdiction. On February 1, 2007, plaintiffs secured an order reopening this case in Illinois state court and on February 16, 2007, Citigroup removed the reopened action to federal court. On May 3, 2007, the District Court remanded the case to Illinois state court. On June 13, 2007, Citigroup moved in state court to dismiss the action.

In Sturm, et al. v. Citigroup et al., an NASD arbitration seeking significant compensatory and punitive damages, claimants asserted common law claims, including fraud, arising out of alleged research analyst conflicts of interest related to CGM research coverage of WorldCom.

SUPERVISORY INVESTIGATION

In May 2003, the SEC, NYSE and NASD issued a subpoena and letters to CGM requesting documents and information with respect to their continuing investigation of individuals in connection with the supervision of the research and investment banking departments of CGM. Other parties to the Research Settlement have received similar subpoenas and letters.

WEST VIRGINIA ATTORNEY GENERAL SUIT

On June 23, 2003, the West Virginia Attorney General filed an action against CGM and nine other firms that were parties to the Research Settlement. The West Virginia Attorney General alleges that the firms violated the West Virginia Consumer Credit and Protection Act in connection with their research activities and seeks monetary penalties.

CITIGROUP SHAREHOLDER LITIGATION

In July 2002, Citigroup, CGM and certain officers were named as defendants in an alleged class action filed in the United States District Court for the Southern District of New York, brought on behalf of purchasers of Citigroup common stock between July 24, 1999 and July 23, 2002. The complaint seeks unspecified compensatory and punitive damages for alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and for common law fraud. Fourteen virtually identical complaints have been filed and consolidated. The complaints allege that Citigroup misstated the extent of its Enron-related exposure, and that Citigroup’s stock price fell once the true extent of Citigroup’s Enron involvements became known. Plaintiffs filed an amended complaint on March 10, 2003, which incorporated the allegations in the 15 separate actions and added new material as well. The amended complaint focuses on certain transactions between Citigroup and Enron and alleged analyst conflicts of interest. The class period for the consolidated amended complaint is July 24, 1999 to December 11, 2002. On June 2, 2003, Citigroup filed a motion to dismiss the consolidated amended complaint. Plaintiffs’ response was filed on July 30, and Citigroup’s reply was filed on October 3, 2003. On August 10, 2004, Judge Swain granted Citigroup’s motion to dismiss the consolidated amended complaint. The plaintiffs filed a notice of appeal in October 2004.

NASD SETTLEMENT

In November 2004, CGM entered into a final agreement with the NASD to resolve the NASD’s investigation into certain of its selling practices. Without admitting or denying any allegations or findings, CGM accepted certain factual findings by the NASD that it (i) sold units in two managed futures funds to 45 customers for whom the investment was not suitable, (ii) failed to maintain records disclosing the basis upon which its investor suitability determinations were made and (iii) failed to adequately disclose the risks of investing in managed futures products on its website. CGM consented to a censure and a fine of $275,000 and offered to redeem the investment of the customers for whom investment in the two managed futures funds was found not suitable.

AUCTION RATE SECURITIES

On May 31, 2006, the SEC instituted and simultaneously settled proceedings against CGM and 14 other broker-dealers regarding practices in the Auction Rate Securities market. The SEC alleged that the broker-dealers violated Section 17(a)(2) of the Securities Act. The broker-dealers, without admitting or denying liability, consented to the entry of an SEC cease-and-desist order providing for censures, undertakings, and penalties. CGM paid a penalty of $1.5 million.

In the course of its business, CGM, as a major futures commission merchant and broker dealer, is a party to various claims and routine regulatory investigations and proceedings that the General Partner believes do not have a material effect on the business of CGM.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

(a)    Market information.    The Partnership has issued no stock. There is no public market for the Redeemable Units.

(b)    Holders.    The number of holders of Redeemable Units and Units of General Partner Interest as of June 30, 2007 was 1,705.

(c)    Distributions.    The Partnership did not declare any distributions during 2007.

(d)    Securities authorized for issuance under equity compensation plans.    Not applicable.

(e)    Performance graph for the units.    Not applicable.

Item 10.    Recent Sales of Unregistered Securities.

(a)    Securities sold.    From September 6, 2005 (commencement of offering period) through June 30, 2007, the Partnership sold limited partnership Redeemable Units which resulted in aggregate proceeds to the Partnership of $178,824,152. (This figure includes $1,000 contributed by David J. Vogel, as the initial limited partner, in order to form the Partnership.)

(b)    Underwriters and other purchasers.    Redeemable Units of Limited Partnership Interest were sold to persons and entities who are accredited investors as that term is defined in Rule 501(a) of Regulation D as well as to those persons who are not accredited investors but who have either (i) a net worth (exclusive of home, furnishings and automobiles) individually or jointly with their spouse of at least three times their investment in the Partnership (the minimum investment for which is $25,000) or (ii) gross income for the past two years and projected gross income for the current year of not less than three times their investment in the Partnership (the minimum investment for which is $25,000) for each year. The offering is limited to a limited number of non-accredited investors.

(c)    Consideration.    The aggregate proceeds of securities sold during the period from September 6, 2005 (commencement of offering period) through June 30, 2007 was $179,465,152, of which $641,000 was from units of general partnership interest sold to the General Partner per Redeemable Unit. (The $179,465,152 figure includes $1,000 contributed by each of the General Partner and David J. Vogel, as the initial limited partner, in order to form the Partnership.)

Redeemable Units have been sold monthly at net asset value per Redeemable Unit. No underwriting discounts or commissions are paid in connection with the Redeemable Units.

(d)    Exemption from registration claimed.    Exemption is claimed from registration under Securities Act Section 4(2) and Section 506(a) of Regulation D promulgated thereunder. The purchasers are accredited investors under Rule 501(a) of Regulation D and a limited number of non-accredited investors, as discussed in paragraph (a) above. As of June 30, 2007, 35 non-accredited investors had purchased Redeemable Units in the Partnership.

The minimum subscription for Redeemable Units is $25,000. The General Partner may in its sole discretion accept subscriptions of less than $25,000. The minimum additional subscription for investors who are currently limited partners is $10,000.

In accordance with Part 4 of the CFTC regulations, before making any investment in the Partnership, each investor is provided with a Disclosure Document, as supplemented, that contains information concerning the Partnership as prescribed in CFTC regulations.

(e)    Terms of conversion or exercise.    Not applicable.

(f)    Use of proceeds.    Not applicable.

Item 11.    Description of Registrant’s Securities to be Registered.

The Partnership is registering Redeemable Units which are privately offered. Profits and losses of the Partnership are allocated among the partners on a monthly basis in proportion to their capital accounts (the initial balance of which is the amount paid for their Redeemable Units). Distributions of profits will be made at the sole discretion of the General Partner.

The Redeemable Units may not be transferred without the written consent of the General Partner except in the cases of the death of an individual limited partner or the termination of an entity that is a limited partner as provided in the Limited Partnership Agreement. No transfer or assignment will be permitted unless the General Partner is satisfied that such transfer or assignment will not violate federal or state securities laws and will not jeopardize the Partnership’s status as a partnership for federal income tax purposes. No substitution may be made unless the transferor delivers an instrument of substitution, the transferee adopts the terms of, and executes, the Limited Partnership Agreement, and the General Partner consents to such substitution (which consent may be withheld at its sole and absolute discretion). A transferee who becomes a substituted limited partner will be subject to all of the rights and liabilities of a limited partner of the Partnership. A transferee who does not become a substituted limited partner will be entitled to receive the share of the profits or the return of capital to which such limited partner’s transferor would otherwise be entitled, but will not be entitled to vote, to an accounting of Partnership transactions, to receive tax information, or to inspect the Partnership’s books and records. Under the New York Revised Limited Partnership Act, an assigning limited partner remains liable to the Partnership for any amounts for which such limited partner may be liable under such law regardless of whether any assignee to whom such limited partner has assigned Redeemable Units becomes a substituted limited partner.

A limited partner may require the Partnership to redeem some or all of his Redeemable Units at net asset value per Redeemable Unit as of the last day of any month (the ‘‘Redemption Date’’), provided that the limited partner has held such Redeemable Units for three full months. The right to redeem is contingent upon the Partnership’s having property sufficient to discharge its liabilities on the Redemption Date and upon receipt by the General Partner of a written or oral request for redemption at least 10 business days prior to the Redemption Date. In the General Partner’s sole discretion, a limited partner’s request for redemption can be revoked within the 10-day notice period if the revocation request is received by the General Partner prior to the Redemption Date. Because net asset value fluctuates daily, limited partners will not know the net asset value applicable to their redemption at the time a notice of redemption is submitted. Payment for a redeemed interest will be made within 10 business days following the Redemption Date by crediting a limited partner’s CGM securities account with the proceeds of the redemption. The General Partner has not experienced a situation in which the Partnership did not have sufficient cash to honor redemption requests. If this were to occur, the General Partner intends to honor redemption requests on a pro rata basis unless the General Partner determines that a different methodology would be in the best interests of the Partnership. There is no fee charged to limited partners in connection with redemptions. The General Partner reserves the right in its sole discretion to permit redemptions more frequently than monthly and to waive the 10-day notice period. The General Partner may also, at its sole discretion and upon 10 days’ notice to a limited partner, require that any limited partner redeem some or all of its Redeemable Units if such redemption is in the best interests of the Partnership. For example, as discussed above under ‘‘Item 1. Business – ERISA Considerations,’’ the Partnership intends to qualify under the ‘‘significant participation’’ exception in the ERISA Regulation and, therefore, may require a benefit plan investor to redeem its Redeemable Units upon notice from the General Partner. The General Partner may temporarily suspend redemptions if necessary in order to liquidate commodity positions in an orderly manner and may permit less frequent redemptions if it has received an opinion from counsel that such action is advisable to prevent the Partnership from being considered a publicly traded partnership by the Internal Revenue Service.

Summary of the Limited Partnership Agreement

The following is an explanation of all of the material terms and provisions of the Limited Partnership Agreement, a copy of which is attached as Exhibit 3.2 hereto and is incorporated herein by this reference. Each prospective investor should read the Limited Partnership Agreement thoroughly before investing. The following description is a summary only, is not intended to be complete, and is qualified in its entirety by the Limited Partnership Agreement itself.

Liability of Limited Partners

The Partnership was formed under the laws of the State of New York on November 28, 2005. The General Partner has been advised by its counsel, Willkie Farr & Gallagher LLP, that except as required by the New York Revised Limited Partnership Act (the ‘‘New York Act’’) and as set forth in Paragraph 7(f) of the Limited Partnership Agreement, Redeemable Units purchased and paid for pursuant to this offering will be fully paid and non-assessable, and a limited partner will not be liable for amounts in excess of his contributions to the Partnership and his share of Partnership assets and undistributed profits. The New York Act provides that a limited partner who knowingly receives a prohibited distribution is liable to the limited partnership for the amount of the distribution for a period of three years from the date of distribution. A limited partner who participates in the control of the Partnership’s business may become liable as a general partner to persons who transact business with the Partnership reasonably believing, based upon the limited partner’s conduct, that the limited partner is a general partner. The General Partner will be liable for all obligations of the Partnership to the extent that assets of the Partnership are insufficient to discharge such obligations.

Special Limited Partner

The Advisor is a Special Limited Partner of the Partnership. In partial consideration for its advisory services to the Partnership, it receives a profit share allocation, in the form of units, equal to 20% of the Partnership’s new trading profits, if any, earned during a calendar quarter.

Management of Partnership Affairs

The limited partners will not participate in the management or control of the Partnership. Under the Limited Partnership Agreement, responsibility for managing the Partnership is vested solely in the General Partner. The General Partner may select one or more trading advisors to direct all trading for the Partnership and may cause the Partnership to invest substantially all of its assets in another fund managed by such advisor(s). Other responsibilities of the General Partner include, but are not limited to, the following: reviewing and monitoring the trading of the trading advisor(s); administering redemptions of Redeemable Units; preparing monthly and annual reports to the limited partners; preparing and filing necessary reports with regulatory authorities; calculating the net asset value; executing various documents on behalf of the Partnership and the limited partners pursuant to powers of attorney; and supervising the liquidation of the Partnership if an event causing dissolution of the Partnership occurs.

Sharing of Profits and Losses; Partnership Accounting

Each partner will have a capital account, and its initial balance will be the amount such limited partner paid for his, her or its Redeemable Units or, in the case of a contribution by the General Partner, its capital contribution (which shall be treated as units of general partnership interest), and in the case of the Advisor, its profit share allocation when allocated. Any increase or decrease in the net assets of the Partnership will be allocated among the partners on a monthly basis and will be added to or subtracted from the accounts of the partners in the ratio that each account bears to all accounts.

Additional Partners

The General Partner has the sole discretion to determine whether to offer for sale additional Redeemable Units and to admit additional limited partners. There is no limitation on the number of Redeemable Units which may be outstanding at any time. All Redeemable Units offered by the Partnership were sold for $1,000 per Redeemable Unit during the initial offering period. During the continuous offering period, Redeemable Units offered by the Partnership are sold at the Partnership’s then current net asset value per Redeemable Unit. The General Partner may make arrangements for the sale of additional Redeemable Units in the future.

Restrictions on Transfer or Assignment

A limited partner may not transfer his Redeemable Units without the written consent of the General Partner except in the cases of the death of an individual limited partner or the termination of an entity that is a limited partner as provided in the Limited Partnership Agreement. No transfer or assignment will be permitted unless the General Partner is satisfied that such transfer or assignment will not violate federal or state securities laws and will not jeopardize the Partnership’s status as a partnership for federal income tax purposes. No substitution may be made unless the transferor delivers an instrument of substitution, the transferee adopts the terms of, and executes, the Limited Partnership Agreement, and the General Partner consents to such substitution (which consent may be withheld at its sole and absolute discretion). A transferee who becomes a substituted limited partner will be subject to all of the rights and liabilities of a limited partner of the Partnership. A transferee who does not become a substituted limited partner will be entitled to receive the share of the profits or the return of capital to which such limited partner’s transferor would otherwise be entitled, but will not be entitled to vote, to an accounting of Partnership transactions, to receive tax information, or to inspect the Partnership’s books and records. Under the New York Revised Limited Partnership Act, an assigning limited partner remains liable to the Partnership for any amounts for which such limited partner may be liable under such law regardless of whether any assignee to whom such limited partner has assigned Redeemable Units becomes a substituted limited partner. All requests for transfer should be sent to the General Partner for processing.

Removal or Admission of General Partner

The General Partner may be removed and successor general partners may be admitted upon the vote of a majority of the outstanding Redeemable Units.

Amendments; Meetings

The Limited Partnership Agreement may be amended if approved in writing by the General Partner and limited partners owning more than 50% of the outstanding Redeemable Units. In addition, the General Partner may amend the Limited Partnership Agreement without the consent of the limited partners in order to clarify any clerical inaccuracy or ambiguity or reconcile any inconsistency (including any inconsistency between the Limited Partnership Agreement and the Memorandum), to delete or add any provision of or to the Limited Partnership Agreement required to be deleted or added by the staff of any federal or state agency, or to make any amendment to the Limited Partnership Agreement which the General Partner deems advisable (including but not limited to amendments necessary to effect the allocations proposed therein) provided that such amendment is not adverse to the limited partners, or is required by law.

Any limited partner, upon written request addressed to the General Partner, may obtain from the General Partner, a list of the names and addresses of record of all limited partners and the number of Redeemable Units held by each for a purpose reasonably related to such limited partner’s interest as a limited partner in the Partnership. Upon receipt of a written request, signed by limited partners owning at least ten percent (10%) of the outstanding Redeemable Units, that a meeting of the Partnership be called to consider any matter upon which limited partners may vote pursuant to the Limited Partnership Agreement, the General Partner, by written notice to each limited partner of record mailed within fifteen days after such receipt, must call a meeting of the Partnership. Such meeting must be held at least 30 but not more than 60 days after the mailing of such notice and the notice must specify the date, a reasonable time and place, and the purpose of such meeting.

At any such meeting, upon the approval by an affirmative vote of limited partners owning more than 50% of the Redeemable Units, the following actions may be taken: (i) the Limited Partnership Agreement may, with certain exceptions, be amended; (ii) the Partnership may be dissolved; (iii) the General Partner may be removed and a new general partner may be admitted; (iv) a new general partner or general partners may be admitted if the General Partner elects to withdraw from the Partnership; (v) any contracts with the General Partner or any of its affiliates or any trading advisor may be terminated without penalty on 60 days’ notice; and (vi) the sale of all assets of the Partnership may be approved. However, no such action may be taken unless the General Partner has been furnished with an opinion of counsel that the action to be taken will not adversely affect the status of the limited partners as limited partners under the New York Revised Limited Partnership Act and that the action is permitted under such law.

Reports to Limited Partners

The Partnership’s books and records are maintained at its principal office and the limited partners have the right at all times during reasonable business hours to have access to and copy the Partnership’s books and records for a purpose reasonably related to such limited partner’s interest as a limited partner in the Partnership. Within 30 days of the end of each month, the General Partner will provide the limited partners with a financial report containing information relating to the net assets and net asset value of a Redeemable Unit as of the end of such month, as well as other information relating to the operations of the Partnership which is required to be reported to the limited partners by CFTC regulations. In addition, if any of the following events occur, notice thereof will be mailed to each limited partner within seven business days of such occurrence: a decrease in the net asset value of a Redeemable Unit to $400 or less as of the end of any trading day; any change in trading advisors; any change in commodity brokers; any change in the general partner; any material change in the Partnership’s trading policies or any material change in an advisor’s trading strategies. In addition, a certified annual report of financial condition will be distributed to the limited partners not more than 90 days after the close of the Partnership’s fiscal year. As soon as practicable after the close of the fiscal year, tax information necessary for the preparation of the limited partners’ annual federal income tax returns will be distributed to the limited partners.

Power of Attorney

To facilitate the execution of various documents by the General Partner on behalf of the Partnership and the limited partners, the limited partners will appoint the General Partner, with power of substitution, their attorney-in-fact by executing the subscription agreement, including a power of attorney. Such documents include, without limitation, the Limited Partnership Agreement and amendments and restatements thereto and customer agreements with CGM and the Advisory Agreement.

Item 12.    Indemnification of Directors and Officers.

Indemnification

Section 17 of the Limited Partnership Agreement (attached as Exhibit 3.2 hereto) provides for indemnification of the General Partner, its officers, directors, more than 10% stockholders, and persons who directly or indirectly control, are controlled by or under common control with the General Partner. The Registrant is not permitted to indemnify the General Partner or its affiliates for liabilities resulting from a violation of the Securities Act of 1933 or any State securities law in connection with the offer or sale of the Redeemable Units.

Section 6 of the Advisory Agreement (attached as Exhibit 10.1 hereto) provides for indemnification by the General Partner and the Partnership of the Advisor for any loss, liability, damage, cost, expense (including, without limitation, attorneys’ and accountants’ fees), judgments and amounts paid in settlement actually and reasonably incurred by it in connection with such action, suit, or proceeding if the Advisor acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Partnership and provided that its conduct did not constitute negligence, intentional misconduct, or a breach of its fiduciary obligations to the Partnership as a commodity trading advisor, unless and only to the extent that the court or administrative forum in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, the Advisor is fairly and reasonably entitled to indemnity for such expenses which such court or administrative forum shall deem proper; and further provided that no indemnification shall be available from the Partnership if such indemnification is prohibited by Section 16 of the Limited Partnership Agreement.

Furthermore, under certain circumstances, the Advisor will indemnify, defend and hold harmless the General Partner, the Partnership and their affiliates against any loss, liability, damage, cost or expense (including, without limitation, attorneys’ and accountants’ fees), judgments and amounts paid in settlement actually and reasonably incurred by them (A) as a result of the material breach of any material representations and warranties made by the Advisor in the Advisory Agreement, or (B) as a result of any act or omission of the Advisor relating to the Partnership if there has been a final judicial or regulatory determination or, in the event of a settlement of any action or proceeding with the prior written consent of the Advisor, a written opinion of an arbitrator, to the effect that such acts or omissions violated the terms of the Advisory Agreement in any material respect or involved negligence, bad faith, recklessness or intentional misconduct on the part of the Advisor (except as otherwise provided in Section 1(g) of the Advisory Agreement).

Item 13.    Financial Statements and Supplementary Data.

(a)    Financial Statements.    The annual reports of the Partnership and the Statement of Financial Condition of the General Partner for 2006 are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively. The Partnership’s unaudited financial statements through June 30, 2007 and the unaudited Statement of Financial Condition of the General Partner at June 30, 2007 are set forth below. The Condensed Statements of Financial Condition as of December 31, 2006 for Citigroup Global Markets Holdings Inc. and Citigroup Global Markets Inc. are also set forth below.

Smith Barney Bristol Energy Fund L.P.
Statement of Financial Condition
June 30, 2007
(Unaudited)

Assets:
Investment in Master, at fair value	$181,315,307
Cash	80,780
$181,396,087
Liabilities and Partners’ Capital:
Liabilities:
Accrued expenses:
Brokerage fees (Note 3c)	$566,863
Management fees (Note 3b)	301,269
Administrative fees (Note 3a)	75,317
Other fees	68,036
Redemptions payable (Note 5)	2,120,207
3,131,692
Partners’ Capital (Notes 1 and 5):
General Partner 564.9760 Unit equivalent outstanding in 2007	691,299
Special Limited Partner 2,369.3689 Redeemable Units outstanding in 2007	2,899,136
Limited Partners 142,754.8632 Redeemable Units of Limited Partnership Interest outstanding in 2007	174,673,960
178,264,395
$181,396,087

See accompanying notes to financial statements.

Smith Barney Bristol Energy Fund L.P.
Statement of Income and Expenses
and Partners’ Capital for the six months ended
June 30, 2007
(Unaudited)

Income:
Realized gains (losses) on closed positions allocated from Master	$9,165,099
Change in unrealized gains on open positions allocated from Master	13,406,594
Interest income allocated from Master	3,189,392
Expenses allocated from Master	(175,170)
25,585,915
Expenses:
Brokerage fees	3,179,833
Management fees	1,690,050
Administrative fees	422,511
Other fees	66,015
5,358,409
Net income before allocation to the Special Limited Partner	20,227,506
Allocation to Special Limited Partner (Note 3b)	(2,014,644)
Net income after allocation to Special Limited Partner	18,212,862
Additions – Special Limited Partner	2,014,644
Additions – General Partner	—
Additions – Limited Partners	16,734,256
Redemptions – Limited Partners	(12,181,051)
Net increase in Partners’ Capital	24,780,711
Partners’ Capital, beginning of period	153,483,684
Partners’ Capital, end of period	$178,264,395
Net Asset Value per Redeemable Unit (145,689.2081 Units outstanding at June 30, 2007)	$1,223.59
Net income per Redeemable Unit of Limited Partnership Interest and General Partner Unit equivalent (Notes 1 and 7)	$124.94

See accompanying notes to financial statements.

Smith Barney Bristol Energy Fund L.P.
Statement of Cash Flows
for the six months ended
June 30, 2007
(Unaudited)

Cash flows from operating activities:
Net income	$18,212,862
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Changes in operating assets and liabilities:
Purchases of investment in Master	(17,284,250)
Proceeds from sale of investment in Master	17,637,911
Net unrealized (appreciation) depreciation on investment in Master	(25,585,915)
Accrued expenses:
Increase (decrease) in brokerage commissions	79,084
Increase (decrease) in management fees	41,986
Increase (decrease) in administrative fees	10,496
Increase (decrease) in due to CGM	—
Increase (decrease) in other fees	35,958
Net cash provided by (used in) operating activities	(6,851,868)

Cash flows from financing activities:
Proceeds from additions – Limited Partners	16,734,256
Allocation of Units – Special Limited Partner	2,014,644
Proceeds from additions – General Partner	—
Payments for redemptions – Limited Partners	(11,822,557)
Net cash provided by (used in) financing activities	6,926,343
Net change in cash	74,475
Cash, at beginning of period	6,305
Cash, at end of period	$80,780

See accompanying notes to financial statements.

Smith Barney Bristol Energy Fund L.P.

Notes to Financial Statements
(Unaudited)

1.    Partnership Organization:

Smith Barney Bristol Energy Fund L.P. (the ‘‘Partnership’’) is a limited partnership which was organized on April 20, 2005 under the partnership laws of the State of New York to engage in the speculative trading of a diversified portfolio of commodity interests including futures contracts, options and forward contracts. The commodity interests that are traded by the Partnership are volatile and involve a high degree of market risk.

Between May 15, 2005 (commencement of the offering period) and September 1, 2005, 11,925 redeemable units of Limited Partnership Interest (‘‘Redeemable Units’’) were sold at $1,000 per Redeemable Unit. The proceeds of the initial offering were held in an escrow account until September 6, 2005 at which time they were remitted to the Partnership for trading. The Partnership was authorized to sell 100,000 Redeemable Units of Limited Partnership Interest during its initial offering period. The Partnership privately and continuously offers Redeemable Units.

Citigroup Managed Futures LLC acts as the general partner (the ‘‘General Partner’’) of the Partnership. The Partnership’s commodity broker is Citigroup Global Markets Inc. (‘‘CGM’’). CGM is an affiliate of the General Partner. The General Partner is wholly owned by Citigroup Global Markets Holdings Inc. (‘‘CGMHI’’), which is the sole owner of CGM. CGMHI is a wholly owned subsidiary of Citigroup Inc.

Effective December 1, 2005, the Partnership allocated substantially all of its capital to the CMF SandRidge Master Fund L.P. (the ‘‘Master’’), a limited partnership organized under the partnership laws of the State of New York. The partnership purchased 14,410.6191 Reedemable Units of SandRidge Master with cash equal to $14,477,858 and a contribution of open commodity futures and option positions with a value of $(16,018). The Master was formed in order to permit commodity pools managed now or in the future by SandRidge Capital, L.P. (‘‘SandRidge’’) using its Energy Program, to invest together in one trading vehicle. The General Partner of the Partnership is the general partner of the Master. Individual and pooled accounts currently managed by SandRidge, including the Partnership are permitted to be Limited Partners of the Master. The General Partner and SandRidge believe that trading through this structure should promote efficiency and economy in the trading process. Expenses to investors as a result of the investment in the Master are approximately the same and redemption rights are not affected.

As of June 30, 2007 the Partnership owned 63.5% of the Master. It is the Partnership’s intention to continue to invest substantially all of its assets in the Master. The performance of the Partnership is directly affected by the performance of the Master.

The financial statements of the Master, including the condensed schedule of investments are contained elsewhere in this report and should be read together with the Partnership’s financial statements.

The General Partner and each limited partner share in the profits and losses of the Partnership, after the allocation to the Special Limited Partner in proportion to the amount of partnership interest owned by each except that no limited partner shall be liable for obligations of the Partnership in excess of their initial capital contribution and profits, net of distributions.

The Partnership will be liquidated upon the first to occur of the following: December 31, 2025; the net asset value of a Redeemable Unit decreases to less than $400 per Redeemable Unit as of a close of any business day; a decline in net assets after trading commences to less than $1,000,000; or under certain other circumstances as defined in the Limited Partnership Agreement.

2.    Accounting Policies:

a.	The value of the Partnership’s investment in the Master reflects the Partnership’s proportional interest in the Partners’ Capital of the Master. All of the income and expenses and unrealized and realized gains and losses from commodity transactions of the Master are allocated pro rata among the investors at the time of such determination. All commodity

Smith Barney Bristol Energy Fund L.P.

Notes to Financial Statements
(Unaudited)

interests (including derivative financial instruments and derivative commodity instruments) held by the Master are used for trading purposes. The commodity interests are recorded on trade date and open contracts are recorded in the statements of financial condition at fair value on the last business day of the year, which represents market value for those commodity interests for which market quotations are readily available. Investments in commodity interests denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing on the last business day of the year. Realized gains (losses) and changes in unrealized gains (losses) on open positions are recognized in the period in which the contract is closed or the changes occur and are included in net gains (losses) on trading of commodity interests.

b.	Income taxes have not been provided as each partner is individually liable for the taxes, if any, on their share of the Partnership’s income and expenses.

c.	The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

d.	Certain prior period amounts have been reclassified to conform to current year presentation.

3.    Agreements:

a.	Limited Partnership Agreement:

The General Partner administers the business and affairs of the Partnership including selecting one or more advisors to make trading decisions for the Partnership. The Partnership will pay the General Partner a monthly administrative fee in return for its services to the Partnership equal to 1/24 of 1% (0.5% per year) of month-end Net Assets of the Partnership. Month-end Net Assets, for the purpose of calculating administrative fees are Net Assets, as defined in the Limited Partnership Agreement, prior to the reduction of redemptions. This fee may be increased or decreased at the discretion of the General Partner.

b.	Management Agreement:

The General Partner, on behalf of the Partnership, has entered into a Management Agreement with SandRidge, a registered commodity trading advisor. The Partnership pays SandRidge a monthly management fee equal to 1/6 of 1% (2% per year) of month-end Net Assets allocated to SandRidge, as defined in the Management Agreement, earned by SandRidge for the Partnership. Month-end Net Assets, for the purpose of calculating management fees are Net Assets, as defined in the Limited Partnership Agreement, prior to the reduction of redemptions and incentive fees.

In addition, SandRidge is a Special Limited Partner of the Partnership and receives a quarterly Profit Share allocation to its capital account in the Partnership equal to 20% of New Trading Profits, as defined in the Management Agreement, earned on behalf of the Partnership during each calendar year in the form of Special Limited Partners Units.

c.	Customer Agreement:

The Partnership has entered into a Customer Agreement which provides that the Partnership will pay CGM a monthly brokerage fee equal to 5/16 of 1% (3.75% per year) of month-end Net Assets, allocated pro rata from the Master, in lieu of brokerage commissions on a per trade basis. Month-end Net Assets, for the purpose of calculating commissions are Net Assets, as defined in the Limited Partnership Agreement, prior to the reduction of accrued

Smith Barney Bristol Energy Fund L.P.

Notes to Financial Statements
(Unaudited)

expenses and redemptions payable. CGM will pay a portion of brokerage fees to its financial advisors who have sold Redeemable Units in this Partnership. All National Futures Association (‘‘NFA’’) fees, exchange, cleaning, user, give-up and floor brokerage fees will be borne by the Master and allocated to the Partnership through its investment in the Master. All of the Partnership’s assets are deposited in the Partnership’s account at CGM. The Partnership’s cash is deposited by CGM in segregated bank accounts to the extent required by Commodity Futures Trading Commission regulations. CGM has agreed to pay the Partnership interest on 80% of the average daily equity allocated pro rata to the Partnership by the Master during each month at a 30-day U.S. Treasury bill rate determined weekly by CGM based on the average noncompetitive yield on 3-month U.S. Treasury bills maturing in 30 days from the date on which such weekly rate is determined. The Customer Agreement between the Partnership and CGM gives the Partnership the legal right to net unrealized gains and losses. The Customer Agreement may be terminated upon notice by either party.

4.    Trading Activities:

The results of the Master’s trading activities are shown in the Master’s statement of income and expenses.

5.    Distributions and Redemptions:

Distributions of profits, if any, will be made at the sole discretion of the General Partner and at such times as the General Partner may decide. A limited partner may require the Partnership to redeem their Redeemable Units at their Net Asset Value as of the last day of each month on 10 days notice to the General Partner. No fee will be charged for redemptions.

6.    Offering and Organization Costs:

Offering and organization costs of $75,000 relating to the issuance and marketing of the Partnership’s Redeemable Units offered were initially paid by CGM. These costs were recorded as due to CGM in the statements of financial condition. These costs were reimbursed to CGM by the Partnership in 12 monthly installments (together with interest at the prime rate quoted by JPMorgan Chase & Co.).

As of December 31, 2006, all costs have been reimbursed to CGM. In addition, the Partnership has recorded interest expense of $1,307 for the year ended December 31, 2006 which is included in other expenses.

7.    Financial Highlights:

Changes in the Net Asset Value per Redeemable Unit of Partnership interest for the six months ended June 30, 2007 is as follows:

Net realized and unrealized gains*	$131.90
Interest income	21.96
Expenses**	(28.92)
Increase for the period	124.94
Net Asset Value per Redeemable Unit, beginning of period	1,098.65
Net Asset Value per Redeemable Unit, end of period	$1,223.59

*	Includes brokerage commissions and expenses allocated from Master

**	Excludes brokerage commissions and expenses allocated from Master

Smith Barney Bristol Energy Fund L.P.

Notes to Financial Statements
(Unaudited)

Ratios to Average Net Assets:***
Net investment loss before allocation to special limited partner****	(2.8)%
Operating Expenses	6.7%
Allocation to special limited partner	1.2%
Total expenses	7.9%
Total return:
Total return before allocation to special limited partner	12.6%
Allocation to special limited partner	(1.2)%
Total return after allocation to special limited partner	11.4%

***	Annualized (except for allocation to Special Limited Partner)

****	Interest income less total expenses (exclusive of allocation to special limited partner)

         The above ratios may vary for individual investors based on the timing of capital transactions during the period. Additionally, these ratios are calculated for the Limited Partner class using the Limited Partners’ share of income, expenses and average net assets.

8.    Financial Instrument Risks:

In the normal course of its business the Partnership, through its investment in the Master, is party to financial instruments with off-balance sheet risk, including derivative financial instruments and derivative commodity instruments. These financial instruments may include forwards, futures and options, whose values are based upon an underlying asset, index, or reference rate, and generally represent future commitments to exchange currencies or cash flows, or to purchase or sell other financial instruments at specific terms at specified future dates, or, in the case of derivative commodity instruments, to have a reasonable possibility to be settled in cash, through physical delivery or with another financial instrument. These instruments may be traded on an exchange or over-the-counter (‘‘OTC’’). Exchange traded instruments are standardized and include futures and certain option contracts. OTC contracts are negotiated between contracting parties and include forwards and certain options. Each of these instruments is subject to various risks similar to those related to the underlying financial instruments including market and credit risk. In general, the risks associated with OTC contracts are greater than those associated with exchange traded instruments because of the greater risk of default by the counterparty to an OTC contract.

Market risk is the potential for changes in the value of the financial instruments traded by the Master due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk with respect to exchange traded instruments is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transactions. The Partnership’s/Master’s risk of loss in the event of counterparty default is typically limited to the amounts recognized in the statements of financial condition and not represented by the contract or notional amounts of the instruments. The Partnership, through its investment in the Master has credit risk and concentration risk because the sole counterparty or broker with respect to the Partnership’s/Master’s assets is CGM.

The General Partner monitors and controls the Partnership’s/Master’s risk exposure on a daily basis through financial, credit and risk management monitoring systems, and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership/Master is subject. These monitoring systems allow the General Partner to statistically analyze actual trading results with risk adjusted performance indicators and correlation statistics. In addition, on-line monitoring systems provide account analysis of futures, forwards and options positions by sector, margin requirements, gain and loss transactions and collateral positions.

The majority of these instruments mature within one year of March 31, 2007. However, due to the nature of the Partnership’s/Master’s business, these instruments may not be held to maturity.

CMF SandRidge Master Fund L.P.
Statements of Financial Condition
June 30, 2007
(Unaudited)

Assets:
Equity in commodity futures trading account:
Cash (restricted $18,546,229 in 2007) (Note 3c)	$265,841,348
Net unrealized appreciation on open futures positions	17,755,960
Commodity options owned, at fair value (cost $12,059,170 in 2007)	11,954,207
295,551,515
Interest receivable	877,648
$296,429,163
Liabilities and Partners’ Capital:
Liabilities:
Commodity options written, at fair value (premium $10,505,000 in 2007)	$10,917,402
Accrued expenses:
Professional fees	35,055
Distribution payable (Note 5)	877,648
11,830,105
Partners’ Capital:
Limited Partners’ 213,577.6012 Redeemable Units of Limited Partnership Interest outstanding in 2007	284,599,058
$296,429,163

See accompanying notes to financial statements.

CMF SandRidge Master Futures Fund L.P.
Condensed Schedule of Investments
June 30, 2007
(Unaudited)

	Number of Contracts	Fair Value	% of Partners’ Capital
Futures Contracts Purchased
Energy
ICE Henry Hub Natural Gas Swap Aug. 07 – Dec. 11	14876	$(19,055,895)	(6.70)%
NYMEX Natural Gas Oct. 07 – Jan. 09	2967	(19,367,240)	(6.80)
Other		(5,368,980)	(1.89)
Total futures contracts purchased		(43,792,115)	(15.39)
Futures Contracts Sold
Energy
ICE Henry Hub Natural Gas Swap Sept. 07 – Oct. 08	9313	24,139,003	8.48
NYMEX Natural Gas Sept. 07 – Jan. 08	4165	37,052,787	13.02
Other		356,285	0.13
Total futures contracts sold		61,548,075	21.63
Options Owned
Energy		11,954,207	4.20
Options Written
Energy		(10,917,402)	(3.84)
Total fair value		$18,792,765	6.60%

See accompanying notes to financial statements.

CMF SandRidge Master Fund L.P.
Statements of Income and Expenses and Partners’ Capital
for the six months ended June 30, 2007
(Unaudited)

Income:
Net gains on trading of commodity interests:
Realized gains on closed positions	$14,335,229
Change in unrealized gains on open positions	19,069,538
33,404,767

Interest income (Note 3c)	4,908,060
38,312,827
Expenses:
Clearing fees	236,576
Professional fees	23,227
259,803

Net income	38,053,024
Additions	52,419,952
Redemptions	(16,031,344)
Distribution of interest to feeder funds	(4,908,060)
Net increase in Partners’ Capital	69,533,572

Partners’ Capital, beginning of period	215,065,486

Partners’ Capital, end of period	$284,599,058

Net Asset Value per Redeemable Unit (213,577.6012 Units outstanding at June 30, 2007)	$1,332.53
Net income per Redeemable Unit of Limited Partnership Interest	$189.24

See accompanying notes to financial statements.

CMF SandRidge Master Fund L.P.
Statements of Cash Flows
for the six months ended June 30, 2007
(Unaudited)

Cash flows from operating activities:
Net income	$38,053,024
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Changes in operating assets and liabilities:
(Increase) decrease in restricted cash	(70,857)
(Increase) decrease in net unrealized appreciation on open futures positions	(17,755,960)
(Increase) decrease in options owned at fair value	6,320,854
(Increase) decrease in interest receivable	(159,371)
Increase (decrease) in net unrealized depreciation on open futures positions	(1,982,014)
Increase (decrease) in unrealized depreciation on open forward contracts	—
Increase (decrease) in options written at fair value	(5,558,288)
Accrued expenses:
Increase (decrease) in professional fees	15,453
Net cash provided by (used in) operating activities	18,862,841
Cash flows from financial activities:
Proceeds from additions	52,419,952
Payments for redemptions	(16,031,344)
Distribution of interest to feeder funds	(4,748,689)
Net cash provided by (used in) financing activities	31,639,919
Net change in unrestricted cash	50,502,760
Unrestricted cash, at beginning of period	196,792,359
Unrestricted cash, at end of period	$247,295,119

See accompanying notes to financial statements.

CMF SandRidge Master Fund L.P.

Notes to Financial Statements
(Unaudited)

1.    Partnership Organization:

CMF SandRidge Master Fund L.P. (the ‘‘Master’’) is a limited partnership which was organized under the partnership laws of the State of New York to engage in the speculative trading of a diversified portfolio of commodity interests including futures contracts, options and forward contracts. The commodity interests that are traded by the Master are volatile and involve a high degree of market risk. The Master is authorized to sell an unlimited number of Redeemable Units of Limited Partnership Interest (‘‘Units’’).

On December 1, 2005 (date Master commenced trading), Smith Barney Bristol Energy Fund L.P. (‘‘Bristol’’) allocated substantially all of its capital to the Master. Bristol purchased 14,461.8400 Units of the Master with cash equal to $14,477,858 and a contribution of open commodity futures and options positions with a fair value of $(16,018). On May 1, 2006, two separate private investors (‘‘Private Investor I’’ and ‘‘Private Investor II’’) allocated substantially all of their capital to the Master. Private Investor I purchased 23,073.5521 Units of the Master with cash equal to $28,000,000 and Private Investor II purchased 4,944.3326 Units of the Master with cash equal to $6,000,000. On October 1, 2006, CMF SandRidge Feeder (Cayman) Ltd. (‘‘SandRidge Feeder’’) and Citigroup Energy Advisors Portfolio L.P. (‘‘Energy Advisors’’) allocated substantially all of its capital to the Master. SandRidge Feeder purchased 22,075.2638 Units of the Master with cash equal to $25,000,000. Energy Advisors purchased 2,092.7350 Units of the Master with cash equal to $2,370,000. On April 1, 2007, Smith Barney Diversified 2000 Futures Fund L.P. (‘‘Div 2000’’) allocated a portion of its assets to the Master. Div 2000 purchased 7,659.0734 Units of the Master with cash equal to $9,635,703. The Master was formed to permit commodity pools managed now and in the future by SandRidge Capital Inc. (the ‘‘Advisor’’) using the Energy Program, the Advisor’s proprietary trading program, to invest together in one trading vehicle.

The Master operates under a structure where its investors are Bristol, Private Investor I, Private Investor II, SandRidge Feeder, Energy Advisors and Div 2000 each a ‘‘Feeder’’, collectively the ‘‘Funds’’ with, 63.5%, 10.7%, 1.2%, 18.9%, 2.1% and 3.6% ownership of the Master at June 30, 2007, respectively.

Citigroup Managed Futures LLC acts as the general partner (the ‘‘General Partner’’) of the Master. The Master’s commodity broker is Citigroup Global Markets Inc. (‘‘CGM’’). CGM is an affiliate of the General Partner. The General Partner is wholly-owned by Citigroup Global Markets Holdings Inc. (‘‘CGMHI’’), which is the sole owner of CGM. CGMHI is a wholly-owned subsidiary of Citigroup Inc. All trading decisions for the Master are made by the Advisor.

2.    Accounting Policies:

a.	All commodity interests (including derivative financial instruments and derivative commodity instruments) are used for trading purposes. The commodity interests are recorded on trade date and open contracts are recorded in the Statement of Financial Condition at fair value on the last business day of the year, which represents market value for those commodity interests for which market quotations are readily available. Investments in commodity interests denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing on the last business day of the year. Realized gains (losses) and changes in unrealized gains (losses) on open positions are recognized in the period in which the contract is closed or the changes occur and are included in net gains (losses) on trading of commodity interests.

b.	All of the income and expenses and unrealized gains and losses on trading of commodity interests are determined on each valuation day and are allocated pro rata among the Funds at the time of such determination.

CMF SandRidge Master Fund L.P.

Notes to Financial Statements
(Unaudited)

The Master may purchase and write (sell) options. An option is a contract allowing, but not requiring, its holder to buy (call) or sell (put) a specific or standard commodity or financial instrument at a specified price during a specific time period. The option premium is the total price paid or received for the option contract. When the Master writes an option, the premium received is recorded as a liability in the Statements of Financial Condition and marked to market daily. When the Master purchases an option, the premium paid is recorded as an asset in the Statement of Financial Condition and marked to market daily.

c.	Income taxes have not been provided as each Partner is individually liable for the taxes, if any, on their share of the Master’s income and expenses.

d.	The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3.    Agreements:

a.	Limited Partnership Agreement:

The General Partner administers the business and affairs of the Partnership including selecting one or more advisors to make trading decisions for the Partnership.

b.	Management Agreement:

The General Partner, on behalf of the Master, has entered into a Management Agreement with the Advisor, a registered commodity trading advisor. The Advisor is not affiliated with the General Partner or CGM and is not responsible for the organization or operation of the Partnership. The Management Agreement provides that the Advisor has sole discretion in determining the investment of the assets of the Master. All management fees in connection with the Management Agreement are borne by the Funds.

c.	Customer Agreement:

The Master has entered into a Customer Agreement with CGM whereby CGM provides services which include, among other things, the execution of transactions for the Master’s account in accordance with orders placed by the Advisor. All exchange, clearing, user, give-up, floor brokerage and National Futures Association fees are borne by the Master. All other fees including CGM’s direct brokerage commission shall be borne by the Funds. All of the Master’s assets are deposited in the Master’s account at CGM. The Master’s cash is deposited by CGM in segregated bank accounts to the extent required by Commodity Futures Trading Commission regulations. At June 30, 2007, the amount of cash held by the Master for margin requirement was $18,546,229. The Customer Agreement between the Master and CGM gives the Master the legal right to net unrealized gains and losses. The Customer Agreement may be terminated upon notice by either party.

4.    Trading Activities:

The Master was formed for the purpose of trading contracts in a variety of commodity interests, including derivative financial instruments and derivative commodity interests. The results of the Master’s trading activities are shown in the Statement of Income and Expenses.

All of the commodity interests owned by the Master are held for trading purposes. The average fair value for the six months ended June 30, 2007, based on a monthly calculation, was $13,567,105.

CMF SandRidge Master Fund L.P.

Notes to Financial Statements
(Unaudited)

The fair values of these commodity interests, including options thereon, if applicable, at June 30, 2007 were $18,792,765. Fair values for exchange traded commodity futures and options are based on quoted market prices for those futures and options. Fair values for all other financial instruments for which market quotations are not readily available are based on other measures of fair value deemed appropriate by the General Partner.

5.    Distributions and Redemptions:

Distributions of profits, if any, will be made at the sole discretion of the General Partner and at such times as the General Partner may decide. A Limited Partner may require the Partnership to redeem their Redeemable Units at their Net Asset Value as of the last day of each month. The General Partner at its sole discretion, may permit redemptions more frequently than monthly, there is no fee charged in connection with redemptions.

6.    Financial Highlights:

Changes in the Net Asset Value per Redeemable Unit of Limited Partnership Interest for the six months ended June 30, 2007 was as follows:

Net realized and unrealized gains*	$164.83
Interest income	24.53
Expenses**	(0.12)
Increase for the year	189.24
Distributions	(24.53)
Net Asset Value per Redeemable Unit, beginning of year	1,167.82
Net Asset Value per Redeemable Unit, end of year	$1,332.53

*	Includes clearing fees

**	Excludes clearing fees

Ratios to Average Net Assets:***
Net investment gain****	3.8%
Operating expenses	0.2%
Total return	16.2%

***	Annualized

****	Interest income less total expenses

The above ratios may vary for individual investors based on the timing of capital transactions during the period. Additionally, these ratios are calculated for the Limited Partner class using Limited Partner’s share of income, expense and average net assets.

7.    Financial Instrument Risks:

In the normal course of its business, the Master is party to financial instruments with off-balance sheet risk, including derivative financial instruments and derivative commodity instruments. These financial instruments may include forwards, futures and options, whose values are based upon an underlying asset, index, or reference rate, and generally represent future commitments to exchange currencies or cash flows, or to purchase or sell other financial instruments at specific terms at specified future dates, or, in the case of derivative commodity instruments, to have a reasonable possibility to be settled in cash, through physical delivery or with another financial instrument. These

CMF SandRidge Master Fund L.P.

Notes to Financial Statements
(Unaudited)

instruments may be traded on an exchange or over-the-counter (‘‘OTC’’). Exchange traded instruments are standardized and include futures and certain option contracts. OTC contracts are negotiated between contracting parties and include forwards and certain options. Each of these instruments is subject to various risks similar to those related to the underlying financial instruments including market and credit risk. In general, the risks associated with OTC contracts are greater than those associated with exchange traded instruments because of the greater risk of default by the counterparty to an OTC contract.

Market risk is the potential for changes in the value of the financial instruments traded by the Master due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk with respect to exchange traded instruments is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transactions. The Master’s risk of loss in the event of counterparty default is typically limited to the amounts recognized in the Statements of Financial Condition and not represented by the contract or notional amounts of the instruments. The Master has credit risk and concentration risk because the sole counterparty or broker with respect to the Master’s assets is CGM.

The General Partner monitors and controls the Master’s risk exposure on a daily basis through financial, credit and risk management monitoring systems, and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Master is subject. These monitoring systems allow the General Partner to statistically analyze actual trading results with risk adjusted performance indicators and correlation statistics. In addition, on-line monitoring systems provide account analysis of futures, forwards and options positions by sector, margin requirements, gain and loss transactions and collateral positions.

The majority of these instruments mature within one year of June 30, 2007. However, due to the nature of the Master’s business, these instruments may not be held to maturity.

CITIGROUP MANAGED FUTURES LLC
(A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)
Statement of Financial Condition
June 30, 2007
(Unaudited)

Assets
Investments in affiliated limited partnerships	$41,767,461
Receivables from affiliated limited partnerships	4,234,791
Receivables from other affiliates	63,112,756
Total assets	$109,115,008

Liabilities and Member’s Capital
Accounts payable and accrued liabilities	$27,800
Payable to other affiliates	408
Total liabilities	28,208
Member’s capital	167,086,800
Less note receivable from member	(58,000,000)
Total member’s capital	109,086,800
Total liabilities and member’s capital	$109,115,008

Purchasers of Units Will Acquire No Interest in
Citigroup Managed Futures LLC

See accompanying notes to statement of financial condition.

CITIGROUP MANAGED FUTURES LLC
(A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Statement of Financial Condition
June 30, 2007
(Unaudited)

(1)	Organization

Citigroup Managed Futures LLC (the Company or CMF) is a wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI). CGMHI is a wholly owned subsidiary of Citigroup Inc. (Citigroup). The Company was organized and is authorized to act as a general partner for the management of investment funds and is registered as a commodity pool operator with the Commodity Futures Trading Commission.

At June 30, 2007, the Company is the general partner for 24 domestic Limited Partnerships with total assets of $3,648,088,235, total liabilities of $121,652,801, and total partners’ capital of $3,526,435,434. The Company has a general partner’s liability, which is unlimited (except to the extent it may be limited by the limited partnership agreement) with respect to these Limited Partnerships.

The Limited Partnerships are organized to engage in the speculative trading of commodity futures contracts and other commodity interests. The Company’s responsibilities as the general partner to these Limited Partnerships are described in the various limited partnership agreements. The Company generally maintains an equity investment in the majority of Limited Partnerships.

The Company is also the trading manager for four offshore funds. As trading manager to these offshore funds, the Company will select trading advisors who in the trading manager’s opinion, have demonstrated a high degree of skill in trading commodity interest contracts to manage the assets of the funds. For these services, the Company receives management fees. The Company does not have an equity investment in these offshore funds.

(2)	Significant Accounting Policies

The statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Estimates may vary from actual results.

Investments in Limited Partnerships are valued at the Company’s proportionate share of the net asset values as reported by the Limited Partnerships and approximate fair value. The Limited Partnerships value positions at the closing market quotations and through other fair valuation procedures at each financial reporting period, including the last business day of the year.

Under the terms of each of the limited partnership agreements for which CMF is a general partner, the Company is solely responsible for managing each of the partnerships. Other responsibilities are disclosed in each limited partnership agreement. The Company normally makes a capital contribution to each Limited Partnership. The limited partnership agreements generally require the general partner to maintain a cash investment in the Limited Partnerships equal to the greater of (i) an amount which will entitle the general partner to an interest of 1% in each material item of partnership income, gain, loss, deduction or credit or (ii) the greater of (a) 1% of the aggregate capital contributions of all partners or (b) $25,000. While CMF is the general partner thereof, the Company may not reduce its percentage interest in such Limited Partnerships to less than such required level, as defined in each limited partnership agreement.

Consistent with the limited partnership agreements, the Company had a net worth requirement which was effectively capped at the greater of $1,000,000 or the amount which the Company is advised by counsel as necessary or advisable to ensure the Limited Partnerships to which it is the general partner are taxed as partnerships for federal income tax purposes. This requirement was met at June 30, 2007.

Purchasers of Units Will Acquire No Interest in Citigroup Managed Futures LLC

CITIGROUP MANAGED FUTURES LLC
(A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Statement of Financial Condition, continued
June 30, 2007
(Unaudited)

Receivables from affiliated Limited Partnerships pertain to management fees and other receivables for services rendered as well as amounts receivable as a result of the Company paying organization, offering and other costs on behalf of the Limited Partnerships. Costs pertaining to organization and offering are reimbursed by the Limited Partnerships to the Company over a period varying from twelve to forty-eight months or as interest income is earned by a Limited Partnership in accordance with the Limited Partnership’s prospectus. The offering costs reimbursable at June 30, 2007 were $591,119. Repayment of these costs is not contingent upon the operating results of the Limited Partnerships. In addition, as general partner, the Company earns monthly management fees from the Limited Partnerships as defined by the limited partnership agreements. Management fees receivable and other receivables at June 30, 2007 were $776,244 and $2,864,215, respectively, and are included in receivables from affiliated limited partnerships in the statement of financial condition.

(3)	Note Receivable from CGMHI

The note receivable from member consists of a $58,000,000 demand note dated June 22, 1994, which is non-interest bearing and is reflected as a reduction in member’s capital as of June 30, 2007. The demand note was issued to the Company by CGMHI.

(4)	Related Party Transactions

Substantially all transactions of the Company, including the allocation of certain income and expenses, are transacted with CGMHI, Limited Partnerships of which it is the general partner, and other affiliates. Receivables from other affiliates on the Company’s statement of financial condition represents amounts due from Citigroup Global Markets Inc., a wholly owned subsidiary of CGMHI, for interest income receivable and other receivables, and which is partially offset by income taxes payable.

As the Company is a member of a group of affiliated companies, it is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

(5)	Income Taxes

For tax purposes, the Company is disregarded as an entity separate from its owner since it is wholly owned by CGMHI. Under a tax sharing agreement with CGMHI, the Company provides income tax expense, for financial reporting purposes, at an effective rate based on its expected share of Citigroup’s consolidated provision for income tax expense. The current payable balance of $8,573,374 is included in the receivables from other affiliates balance on the Company’s statement of financial condition.

(6)	Member’s Capital

The Company declared a dividend of $6,000,000 as of July 10, 2007 and paid it on August 15, 2007.

(7)	Concentrations of Investment in Affiliated Limited Partnerships

Each investment in affiliated Limited Partnerships was less than 10% of the total assets of the Company as of June 30, 2007.

Purchasers of Units Will Acquire No Interest in Citigroup Managed Futures LLC

Statement of Financial Condition of
Citigroup Global Markets Holdings Inc.
(Unaudited)

SUMMARY FINANCIAL INFORMATION

The selected financial data set forth below for Citigroup Global Markets Holdings Inc. as of December 31, 2006, 2005 and 2004 are derived from the Company’s audited financial statements.

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
	(Amounts in Millions)
Income Statement Data
Revenues	$31,141	$30,624	$23,065
Income from Continuing Operations before Income Taxes and cumulative effect of change in accounting principle	$4,557	$7,909	$(2,395)
Net Income	$3,302	$5,084	$(1,441)
Balance Sheet Data
Total Assets	$651,473	$499,766	$440,602
Stockholder’s Equity	$20,019	$21,543	$17,157
Total Liabilities and Stockholder’s Equity	$651,473	$499,766	$440,602

THE GENERAL PARTNER WILL PROVIDE A COPY OF CITIGROUP GLOBAL MARKETS HOLDINGS INC.’S ANNUAL REPORT TO ANY LIMITED PARTNER REQUESTING IT.

PURCHASERS OF UNITS WILL ACQUIRE NO INTEREST IN
CITIGROUP GLOBAL MARKETS HOLDINGS INC.

Statement of Financial Condition of
 Citigroup Global Markets Inc. and Subsidiaries
(Unaudited)

CONDENSED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

The selected financial data set forth below for Citigroup Global Markets Inc. and subsidiaries as of December 31, 2006 is derived from Citigroup Global Markets Inc.’s audited financial statements.

(Dollars in millions)
Assets
Cash and cash equivalents	$2,010
Cash and securities segregated and on deposit for Federal and other regulations or deposited with clearing organizations	6,375
Collateralized short-term financing agreements	203,129
Financial instruments owned and contractual commitments	130,048
Receivables	31,390
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $922	902
Other Assets	4,097
Total assets	$377,951
Short-term borrowings	$1,942
Payable to affiliates	21,921
Collateralized short-term financing agreements	219,132
Financial instruments sold, not yet purchased and contractual commitments	29,668
Payables and accrued liabilities	85,753
Notes payable to CGMHI	757
Subordinated indebtedness	7,945
Total liabilities	367,118
Total stockholder’s equity	10,833
Total liabilities and stockholder’s equity	$377,951

THE GENERAL PARTNER WILL PROVIDE A COMPLETE COPY OF CITIGROUP GLOBAL MARKETS INC.’S CONSOLIDATED STATEMENT OF FINANCIAL CONDITION TO ANY LIMITED PARTNER REQUESTING IT.

PURCHASERS OF UNITS WILL ACQUIRE NO INTEREST IN
CITIGROUP GLOBAL MARKETS INC.

(b)    Selected quarterly financial data.    Selected unaudited quarterly financial data for the quarters ended March 31, 2007 and June 30, 2007, the year ended December 31, 2006 and the period from September 6, 2005 (commencement of trading operations) to December 31, 2005 is summarized below:

	For the period from April 1, 2007 to June 30, 2007	For the period from January 1, 2007 to March 31, 2007
Net realized and unrealized trading gains (losses), expenses and interest income allocated from Master, net of brokerage commissions	$10,104,521	$12,317,421
Net income (loss)	$7,493,728	$10,719,134
Increase (decrease) in Net Asset Value per Redeemable Unit	$51.18	$73.76

	For the period from October 1, 2006 to December 31, 2006	For the period from July 1, 2006 to September 30, 2006	For the period from April 1, 2006 to June 30, 2006	For the period from January 1, 2006 to March 31, 2006
Net realized and unrealized trading gains (losses), expenses and interest income allocated from Master, net of brokerage commissions	$4,929,378	$(7,281,543)	$1,420,105	$3,801,889
Net income (loss)	$3,925,332	$(8,130,102)	$857,829	$2,894,059
Increase (decrease) in Net Asset Value per Redeemable Unit	$26.53	$(70.02)	$8.18	$94.97

	For the period from October 1, 2005 to December 31, 2005	For the period from September 6, 2005 to September 30, 2005
Net realized and unrealized trading gains (losses), expenses and interest income allocated from Master, net of brokerage commissions	$756,588	$134,338
Net income (loss)	$535,011	$91,803
Increase (decrease) in Net Asset Value per Redeemable Unit	$37.20	$1.41

(c)    Information about gas producing activities.    The Partnership is not engaged in oil and gas producing activities.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Since November 28, 2005, the date the Partnership was organized, no independent accountant who was engaged as the principal accountant to audit the Partnership’s financial statements has resigned or was dismissed.

Item 15.	Financial Statements and Exhibits.

(a)	Financial Statements.

The following financial statements have been filed as part of this registration statement or incorporated by reference to the Partnership’s Form 10 previously filed on April 30, 2007:

Statement of Financial Condition of the Partnership at June 30, 2007 (unaudited).

Statement of Income and Expenses and Partners’ Capital for the six months ended June 30, 2007 (unaudited).

Statement of Cash Flows for the six months ended June 30, 2007 (unaudited).

Statement of Financial Condition of CMF SandRidge Master Fund L.P. at June 30, 2007 (unaudited).

Condensed Schedule of Investments of CMF SandRidge Master Fund L.P. at June 30, 2007 (unaudited).

Statement of Income and Expenses and Partners’ Capital of CMF SandRidge Master Fund L.P. for the six months ended June 30, 2007 (unaudited).

Statement of Cash Flows of CMF SandRidge Master Fund L.P. for the six months ended June 30, 2007 (unaudited).

Statement of Financial Condition of the General Partner at June 30, 2007 (unaudited).

(b)	Exhibits.

*Exhibit 3.1	–	Certificate of Limited Partnership
*Exhibit 3.1(a)	–	Certificate of Amendment of the Certificate of Limited Partnership
*Exhibit 3.2	–	Limited Partnership Agreement
*Exhibit 10.1	–	Advisory Agreement among the Partnership, Citigroup Managed Futures LLC and SandRidge Capital, LP
*Exhibit 10.2	–	Customer Agreement between the Partnership, Citigroup Managed Futures LLC and CGM.
*Exhibit 10.2(a)	–	Addendum to the Customer Agreement
*Exhibit 10.3	–	Amended and Restated Agency Agreement between the Partnership, Citigroup Managed Futures LLC and CGM
*Exhibit 10.4	–	Form of Subscription Agreement
*Exhibit 10.5	–	Letter from the General Partner to SandRidge Capital, LP extending the Advisory Agreement from July 1, 2006 to June 30, 2007.
Exhibit 10.6	–	Letter from the General Partner to SandRidge Capital, LP extending the Advisory Agreement from July 1, 2007 to June 30, 2008.
Exhibit 99.1	–	Annual Report of the Partnership
Exhibit 99.2	–	Statement of Financial Condition of General Partner

*	Incorporated by reference to the Partnership’s Form 10 previously filed on April 30, 2007.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SMITH BARNEY BRISTOL ENERGY FUND L.P.
(Registrant)

Date: October 18, 2007

By: Citigroup Managed Futures LLC
                   (General Partner)

By:/s/ Jennifer Magro

Jennifer Magro